SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2010 and on March 31, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the nine-month periods

beginning on July 1, 2009 and 2008

and ended March 31, 2010 and 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Company

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of March 31, 2010 Presented in comparative form Stated in thousands of Pesos Fiscal year No. 67 beginning July 1st , 2009

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, floor 23th, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.38%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 13 a. to the Unaudited Basic Financial Statements)

	Authorized for Public Offer of Shares (*)	In thousands of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	72,818	66,562
Investments (Note 6)	232,132	335,234
Accounts receivable, net (Note 7)	327,829	263,471
Other receivables and prepaid expenses (Note 8)	219,315	201,703
Inventories (Note 9)	193,222	24,899

Total Current Assets	1,045,316	891,869

NON-CURRENT ASSETS
Accounts receivable, net (Note 7)	25,333	6,626
Other receivables and prepaid expenses (Note 8)	185,458	196,766
Inventories (Note 9)	68,286	164,933
Investments (Note 6)	1,519,850	1,001,654
Fixed assets, net (Note 10)	2,624,345	2,720,506
Intangible assets, net	37,229	18,559

Subtotal Non-Current Assets	4,460,501	4,109,044

Negative goodwill, net (Note 11)	(41,682)	(64,926)

Total Non-Current Assets	4,418,819	4,044,118

Total Assets	5,464,135	4,935,987

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 12)	281,675	229,542
Mortgages payable	—	1,930
Customer advances (Note 13)	191,127	96,843
Short-term debt (Note 14)	469,079	349,243
Salaries and social security payable (Note 15)	29,036	35,863
Tax payable (Note 16)	104,605	147,883
Other liabilities (Note 17)	87,895	110,992

Total debts	1,163,417	972,296

Provisions	2,421	2,594

Total Current Liabilities	1,165,838	974,890

NON-CURRENT LIABILITIES
Trade accounts payable (Note 12)	11,425	67,300
Customer advances (Note 13)	93,412	150,357
Long-term debt (Note 14)	1,125,900	1,044,725
Taxes payable (Note 16)	96,336	61,254
Other liabilities (Note 17)	69,919	71,881

Total debts	1,396,992	1,395,517

Provisions	7,507	5,537

Total Non-Current Liabilities	1,404,499	1,401,054

Total Liabilities	2,570,337	2,375,944

Minority interest	529,190	464,381
SHAREHOLDERS´ EQUITY	2,364,608	2,095,662

Total Liabilities and Shareholders´ Equity	5,464,135	4,935,987

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Revenues	952,052	831,960
Costs	(336,992)	(358,629)

Gross profit	615,060	473,331

Selling expenses	(133,820)	(185,462)
Administrative expenses	(141,633)	(110,231)

Subtotal	(275,453)	(295,693)

Gain from recognition of inventories at net realizable value	18,704	10,537
Net gain (loss) from retained interest in securitized receivables	34,824	(48,959)

Operating income (Note 4)	393,135	139,216

Amortization of negative goodwill, net	1,239	1,513

Financial results generated by assets:
Interest income	13,255	7,205
Interest on discounting assets	3,584	(7,439)
Gain (loss) on financial operations	51,414	(45,762)
Gain on hedge operations	—	10,480
Foreign exchange gain	4,462	45,178

Subtotal	72,715	9,662

Financial results generated by liabilities:
Interest on discounting liabilities	(55)	(83)
Foreign exchange loss	(21,701)	(178,167)
Gain on repurchase of debt (Note 23.A.2 and Note 18.1 Unaudited Basic Financial Statements)	—	66,804
Loss on hedge operations (Note 25)	(2,582)	—
Interest expense and others	(117,396)	(105,544)

Subtotal	(141,734)	(216,990)

Financial results, net	(69,019)	(207,328)

Gain (loss) on equity investees	146,103	(62,859)
Other expenses, net (Note 18)	(10,966)	(7,965)

Income (loss) before taxes and minority interest	460,492	(137,423)

Income tax and Minimum Presumed Income Tax (MPIT)	(111,915)	1,875
Minority interest	(48,844)	29,371

Net income (loss) for the period	299,733	(106,177)

Earnings (loss) per share
Basic net income (loss) per share (Note 26)	0.518	(0.183)
Diluted net income (loss) per share (Note 26)	0.518	(0.183)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	185,942	389,004
Cash and cash equivalents as of the end of the period	105,577	120,909

Net decrease in cash and cash equivalents	(80,365)	(268,095)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	299,733	(106,177)
Plus (less) income tax and MPIT	111,915	(1,875)
Adjustments to reconcile net income to cash flows from operating activities:
• Depreciation and amortization	120,574	99,402
• Allowances and provision	58,122	99,028
• Minority Interest	48,844	(29,371)
• Loss on fixed assets retired	19,019	—
• (Gain) loss on equity investees	(146,103)	62,859
• Net loss from retained interest in securitized receivables	(46,754)	224,284
• Trust participation results, net	(34,824)	—
• Gain from recognition of inventories at net realizable value	(18,704)	(10,537)
• Amortization of negative goodwill, net	(1,239)	(1,513)
• Gain from barter of inventories	—	(2,867)
• Gain for repurchase of debt	—	(66,804)
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Decrease (increase) in current investments	10,670	(74,693)
• Increase in accounts receivable, net	(79,059)	(82,101)
• Increase in other receivables and prepaid expenses	(3,653)	(96,198)
• (Increase) Decrease in inventories	(11,840)	27,637
• Increase in intangible assets, net	—	(1,671)
• Decrease in trade accounts payable	(11,870)	(94,887)
• Increase in customer advances	33,614	63,108
• (Decrease) Increase in accrued interest	(8,206)	310
• (Decrease) Increase in taxes payable and social security payable	(134,808)	63,017
• Increase (Decrease) in other liabilities and allowances	2,544	(25,356)

Net cash provided by operating activities	207,975	45,595

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease (increase) in other investments	101,641	(908)
• Advance sale of Tarshop S.A.’s shares	20,422	—
• Collection of credits for Related parties	6,598	—
• Collection of dividends	1,779	—
• Charge (increase) in granted loans	309	(2,210)
• Increase in goodwill	(470)	—
• Increase in intangible assets	(7,523)	—
• Outflow for the acquisition of shares, net of the cash collected	(8,622)	—
• Advance payments for the acquisition of shares	(23,028)	(984)
• Acquisitions of undeveloped parcels of land	(29,937)	(2,587)
• Loans granted to related parties	(30,585)	—
• Acquisitions and improvements of fixed assets	(66,040)	(215,834)
• Payments for the acquisition of equity investees	(78,788)	—
• Increase in equity investees	(106,804)	(87,127)
• Acquisitions of Hersha Hospitality Trust’s shares	(176,068)	—

Net cash used in investing activities	(396,846)	(309,650)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in bank overdraft, net	166,289	—
• Increase in short-term and long-term debt	84,600	120,265
• Proceeds from issuance of Negotiable Obligations, net of expenses	79,782	—
• Payment of short-term debt and long-term debt, and mortagages payables	(206,513)	(83,332)
• Proceeds from issuance of short-term negotiable values	22,720	—
• Increase in loans to Related Parties	1,235	—
• Capital contribution from minority shareholders	25,807	36,164
• Payments of dividends	(53,414)	(22,084)
• Repurchase of debt	(12,000)	(55,053)

Net cash provided by (used in) financing activities	108,506	(4,040)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(80,365)	(268,095)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Supplemental cash flow information
• Interest paid	122,148	124,072
• Income tax paid	53,317	12,962
Non-cash activities:
• Increase in inventories through a decrease on fixed assets, net	39,144	25,410
• Increase in minority interest, through a decrease in other liabilities	14,512	—
• Issuance of Trust Exchangeable Certificates	13,070	35,875
• Increase in non-current investments through an increase in other liabilities	12,300	—
• Decrease in non-current investments through an increase in other receivables and prepaid expenses	6,359	—
• Increase in fixed assets, through an increase in trade accounts payable	5,623	9,802
• Increase in inventories through an increase in customer advances	3,110	—
• Capitalization of financial costs	—	72,134
• Transitory difference in conversion of investments	(940)	14,967
• Increase in goodwill, through a decrease in minority interest	—	8,150
• Decrease in accounts payable through a decrease in undeveloped parcels of land	—	5,445
• Transfer of undeveloped parcels of land to inventories	—	4,878
• Increase in other receivable and prepaid expenses through a decrease in undeveloped parcels of land	—	4,065
Composition of cash and cash equivalents at the period end
Cash and Banks	72,818	53,310
Current investments	232,132	235,555

Total cash and banks and current investments as per balance sheet	304,950	288,865

Less: (items not considered cash and cash equivalents)
• Retained interest in securitized receivables of CPs	143,414	82,917
• Mutual funds	56,619	61,364
• TDFs	4,820	16,490
• Public shares	2,552	6,483
• Mortgage bonds issued by Banco Hipotecario S.A.	898	756
• Other investments	54	49
• Bonds	—	8,607
• Allowance for impairment	(8,984)	(8,710)

Cash and cash equivalents	105,577	120,909

Acquisition of Subsidiaries
- Intangible assets, net	11,278	—
- Other receivable and prepaid expenses	1,022	—
- Investment	395	—
- Fixed assets, net	289	—
- Accounts receivable, net	11	—
- Trade accounts payable	(2,718)	—
- Salaries and social security payable	(87)	—
- Tax payable	(27)	—
- Other liabilities	(5,294)	—

Net value of assets of non cash transaction	4,869	—

- Cash collected	13	—

Net value of assets	4,882	—

- Minority interest	(897)	—
- Goodwill	21,478	—

Company value	25,463	—

- Cash collected	(13)	—
- Amount funded by sellers	(14,574)	—
- Advanced amount	(2,254)	—

Outflow of funds for the adquisition of Subsidiaries	8,622	—

Saúl Zang Vice-President I Acting as President

8

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at March 31, 2010 and June 30, 2009 and the unaudited statements of income and cash flows for the nine-month periods ended March 31, 2010 and 2009 line by line with the unaudited financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following subsidiaries of which the Company holds a direct interest:

	March 31, 2010	June 30, 2009	March 31, 2010	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Patagonian Investment S.A. (1)	—	100.00	—	100.00
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A. (1)	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A. (1)	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.35	63.34	63.35	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A. (1)	76.34	—	76.34	—

(1)	See Note 16 2. to the Unaudited Basic Financial Statement

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries (of which the Company holds a direct interest) that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	March 31, 2010	June 30, 2009	March 31, 2010	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Rummaala S.A (2) (3)	—	50.00	—	50.00
Cyrsa S.A. (“CYRSA”) (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with Euromayor S.A.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.).
(3)	Merged with CYRSA as from October 1st, 2009.

b.	Comparative Information

Balances items as of June 30, 2009 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the nine-month period ended March 31, 2010 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

Figures as of June 30, 2009 and March 31, 2009 have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2010.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1st, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

In addition to the description in the Unaudited Basic Financial Statements:

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

a.	(Continued)

Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has an interest of 99.99996%, act as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission rights. Revenues are recognized at the time that the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist in commissions and financing income, charges to clients for life and disability insurance and for

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

a.	(Continued)

statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Current Investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds are carried at their market value at the end of the period/year and time deposits are carried at face value plus accrued interest at the end of the period/year.

•	Equity investees and other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, common control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

As regards the acquisition of the ownership interest in Arcos del Gourmet S.A. in the course of this fiscal year, according to the disclosure in Note 22 B.1.), APSA is presently analyzing the current value of the identifiable assets and liabilities acquired according to the Technical Resolution No. 21, Paragraph 1.3.1.

c.	Intangible assets, net

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

c.	(Continued)

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of these assets does not exceed their estimated recoverable value at period/year end, respectively.

•	Non-compete agreement

Those expenses are amortized by the straight-line method in 28 months, beginning from December 1st, 2009.

The value of these assets does not exceed their estimated recoverable value at period/year end, respectively.

d.	Goodwill

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4:	NET OPERATING INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing, and financial operations and others. As mentioned in Note 1, the unaudited Consolidated Statements of Income were prepared following the guidelines of Technical Resolution No. 21 of the FACPCE.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company´s construction and sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop S.A., APSA’s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 3 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

The following information provides the operating results from each business segment:

As of March 31, 2010

	Development and Sale of Properties	Office and Other Non-Shopping center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	155,132	116,874	374,972	123,100	181,974	—	952,052
Costs	(50,182)	(23,423)	(112,818)	(75,835)	(74,734)	—	(336,992)
Gross profit	104,950	93,451	262,154	47,265	107,240	—	615,060
Selling expenses	(1,774)	(338)	(26,186)	(11,832)	(93,690)	—	(133,820)
Administrative expenses	(27,114)	(34,402)	(37,114)	(25,927)	(16,070)	(1,006)	(141,633)
Gain from recognition of inventories at net realizable value	18,704	—	—	—	—	—	18,704
Net income from retained interest in securitized receivables	—	—	—	—	34,824	—	34,824

Operating income (loss)	94,766	58,711	198,854	9,506	32,304	(1,006)	393,135

Depreciation and amortization (b)	295	18,159	84,532	12,553	5,035	—	120,574
Acquisition of fixed assets net and intangible assets	7	480	67,593	3,517	1,696	—	73,293
Non-current investments in affiliated companies	26,602	—	—	—	—	1,027,080	1,053,682

Operating assets	570,819	874,854	1,790,279	219,762	249,469	224,338	3,929,521
Non-operating assets	73,747	80,880	198,759	28,854	18,080	1,134,294	1,534,614
Total assets	644,566	955,734	1,989,038	248,616	267,549	1,358,632	5,464,135

Operating liabilities	35,750	152,789	329,236	36,961	156,546	—	711,282
Non-operating liabilities	322,003	291,928	773,478	227,076	138,877	105,693	1,859,055
Total liabilities	357,753	444,717	1,102,714	264,037	295,423	105,693	2,570,337

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

The following information provides the operating results from each business segment:

As of March 31, 2009

	Development and Sale of Properties	Office and Other Non-Shopping center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	137,100	108,427	283,591	127,139	175,703	—	831,960
Costs	(86,319)	(21,770)	(79,105)	(74,224)	(97,211)	—	(358,629)
Gross profit	50,781	86,657	204,486	52,915	78,492	—	473,331
Selling expenses	(2,066)	(9,162)	(21,760)	(15,455)	(137,019)	—	(185,462)
Administrative expenses	(14,078)	(21,506)	(36,362)	(25,567)	(12,718)	—	(110,231)
Gain from recognition of inventories at net realizable value	10,537	—	—	—	—	—	10,537
Net loss from retained interest in securitized receivables	—	—	—	—	(48,959)	—	(48,959)

Operating income (loss)	45,174	55,989	146,364	11,893	(120,204)	—	139,216

Depreciation and amortization (b)	555	18,644	62,434	13,453	4,316	—	99,402
Acquisition of fixed assets net and intangible assets (c)	10,060	15,947	252,646	2,204	3,439	—	284,296
Non-current investments in affiliated companies (c)	25,332	—	—	—	—	544,191	569,523

Operating assets (c)	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets (c)	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets (c)	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987

Operating liabilities (c)	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities (c)	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities (c)	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	Include offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Cash on hand	5,401	3,758
Bank accounts	57,185	61,655
Checks to be deposited	10,232	1,149

	72,818	66,562

NOTE 6:	INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Current
Retained interest in securitized receivables (1)	143,414	136,231
Mutual funds (2)	89,378	141,011
TDFs (1)	4,820	16,490
Shares of public companies (1)	2,552	21,603
Mortgage bonds issued by Banco Hipotecario S.A. (1)	898	798
Other investments (1)	54	48
Time deposits	—	15,156
PRE 2009 bonds (1)	—	10,108
PRO 2012 bonds (1)	—	3,987
Allowance for impairment of investments (1)	(8,984)	(10,198)

	232,132	335,234

Non-current
Banco Hipotecario S.A. (4)	796,814	539,064
Hersha Hospitality Trust (Note 22 A.2.)	224,339	—
Manibil S.A. (Note 14.2 to the Unaudited Basic Financial Statements)	26,602	25,332
Advance payments for the acquisition of shares (Note 16.4. and 22.B.1. to the Unaudited Basic Financial Statements)	23,028	6,250
Banco de Crédito y Securitizacion S.A.	5,927	5,127
Retained interest in securitized receivables	3,929	22,899
Other investments	129	95
Allowance for impairment of investments	(254)	(1,891)

	1,080,514	596,876

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

Undeveloped parcels of land:
Santa María del Plata	140,546	139,748
Puerto Retiro (3)	54,424	54,380
Plot of land Beruti (Note 22 B.6.)	52,901	52,715
Plot of land Caballito	36,741	36,741
Patio Olmos (Note 22 B.4.)	32,949	32,949
Catalinas Norte’s advances (Note 16.3. to the Unaudited Basic Financial Statements)	22,259	—
Pereiraola (Note 21 to the Unaudited Basic Financial Statements)	21,717	21,717
Torres Rosario plot of land	16,090	15,577
Plot of land Zetol (Note 22 A.5.)	13,443	13,116
Air space Coto (Note 22 B.7.)	13,188	13,188
Canteras Natal Crespo	5,707	5,706
Plot of land Vista al Muelle (Note 22 A.5.)	7,570	1,739
Pilar	3,408	3,408
Torre Jardín IV	3,030	3,030
Other undeveloped parcels of land	15,363	10,764

	439,336	404,778

	1,519,850	1,001,654

(1)	Not considered cash equivalent for purposes of presenting the Unaudited Statements of Cash Flows.
(2)	As of March 31, 2010 and June 30, 2009 includes; Ps. 56,619 and Ps. 36,787, respectively, corresponding to mutual funds, not considered as cash for the purpose of the Unaudited Statement of Cash Flows.
(3)	See Note 21.A.i).
(4)	As of March 31, 2010, includes Ps. 34,782 and Ps. 21,347 as goodwill and negative goodwill, respectively, and as of June 30, 2009 includes Ps. 36,023 and Ps. 14,557 as goodwill and negative goodwill, respectively. Represents 419,663,730 shares with a quoted value at closing equivalent to Ps. 1.56 per share as of March 31, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Consumer financing receivables (Tarshop)	207,490	24,026	141,570	6,490
Leases and services receivables	62,993	2,010	75,113	1,413
Checks to be deposited	51,245	—	62,230	—
Pass-through expenses receivables	34,422	—	37,689	—
Leases and Services receivables under legal proceedings	34,133	—	34,583	—
Hotel receivables	17,023	—	7,713	—
Receivables from the sale of properties	12,468	133	8,713	153
Related parties (Note 19)	10,367	—	9,812	—
Notes receivables	6,534	660	7,461	1,278
Receivables with collection agents (Tarshop)	6,099	—	5,070	—
Receivables from the sale of properties under legal proceedings	1,133	—	1,320	—
Credits cards receivables	258	—	1,161	—
Less:
Allowance for doubtful accounts	(116,336)	(1,496)	(128,964)	(2,708)

	327,829	25,333	263,471	6,626

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	46,826	—	44,877	—
Related parties (Note 19)	41,330	20,724	12,526	22,513
Receivable from the sale of shares (1)	35,290	—	34,553	—
Prepaid expenses and services	30,973	3,166	25,413	3,733
Value Added Tax (“VAT”)	25,263	63,643	1,821	71,400
Guarantee deposits re. securitization programs (Note 24 B.4.)	6,522	—	6,782	999
Gross revenue tax prepayment	5,877	944	2,789	1,989
Receivable for third party services offered in Tarshop stores	4,105	—	2,746	—
MPIT	3,177	54,746	4	40,799
Income tax, net	1,109	—	13,719	—
Loans Granted	860	295	5,424	—
Financial operations to liquidate (Note 19)	—	—	36,089	—
Deferred Income Tax	—	56,408	—	71,320
Mortgage receivable	—	2,208	—	2,208
Guarantee of defaulted credits (Note 21. A.ii))	—	—	4,206	—
Others	17,983	1,238	10,754	3,354
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(15,706)	—	(19,341)

	219,315	185,458	201,703	196,766

(1)	See Note 4(1) to the Unaudited Basic Financial Statements.

NOTE 9:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Horizons (Note 22 A.1.)	174,135	—	—	106,391
Credit from barter transaction of Caballito (Koad) (1)	11,435	19,661	15,828	11,795
Inventories (hotel operations)	3,394	—	2,676	—
Mendoza plot of land (Note 22.B.13.)	1,116	—	—	—
Abril	1,101	662	2,932	742
El Encuentro (3)	760	9,544	1,802	8,193
Credit from barter transaction of Caballito (Cyrsa) (2)	—	18,970	—	18,970
Credit from barter transaction of Rosario (Note 22 B.5.)	—	11,023	—	11,023
Caballito plot of land	—	6,754	—	6,653
Credit from barter transaction of Plot 1 c) Dique III	—	—	54	—
Other inventories	1,281	1,672	1,607	1,166

	193,222	68,286	24,899	164,933

(1)	See Note 5 (i) to the Unaudited Basic Financial Statements.
(2)	See Note 5 (iii) to the Unaudited Basic Financial Statements.
(3)	See Note 5 (ii) to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Hotels
Llao-Llao	80,515	86,691
Intercontinental	55,306	57,109
Libertador	41,624	43,069
Bariloche plots of land	21,900	21,900

	199,345	208,769

Office buildings
Edificio República	220,952	224,478
Torre BankBoston	155,871	157,894
Bouchard 551	151,152	152,898
Intercontinental Plaza	83,411	86,517
Bouchard 710	65,517	66,283
Dique IV	65,194	66,984
Maipú 1300	38,633	39,670
Costeros Dique IV	19,258	19,699
Libertador 498	14,799	27,199
Suipacha 652	11,049	11,388
Avda. De Mayo 595	4,547	4,723
Dock del Plata	3,167	12,691
Libertador 602	2,559	2,633
Sarmiento 517	337	355
Rivadavia 2768	224	243
Madero 1020	223	269
Edificios Costeros (Dique II)	—	17,373

	836,893	891,297

Commercial real estate
Museo Renault	4,808	4,877
Abril	2,534	2,686
Constitución 1111	908	940

	8,250	8,503

Other fixed assets
Santa María del Plata	12,496	12,496
Constitución 1159	5,173	5,173
Thames	3,898	3,899
Alto Palermo Park	546	548
Others	4,004	4,082

	26,117	26,198

Shopping Center
Dot Baires (i)	585,438	557,852
Abasto	165,640	172,586
Alto Palermo	140,366	156,665
Patio Bullrich	91,597	96,903
Mendoza Plaza	81,300	85,294
Alto Rosario	77,744	79,436
Alto Avellaneda	75,855	84,624
Paseo Alcorta	71,192	74,020
Córdoba Shopping – Villa Cabrera (Note 24 B.1.)	66,636	69,195
Financial advance for fixed assets purchase (Note 22 B.2.)	34,076	27,252
Alto NOA	21,985	23,081
Neuquén Project (Note 24 B.2.)	12,332	12,127
Buenos Aires Design	9,434	11,306
Other fixed assets	101,696	116,485
Other properties	18,449	18,913

Subtotal Shopping Center	1,553,740	1,585,739

Total	2,624,345	2,720,506

(i)	As of March 31, 2010 and June 30, 2009 includes Ps. 97,686 and Ps. 96,391 of financial cost, respectively

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Goodwill:
Arcos del Gourmet S.A. (Note 3.b.)	20,873	—
Alto Palermo S.A.	19,601	20,670
Tarshop S.A.	6,904	6,897
Torre BankBoston	5,742	5,899
Museo Renault	3,154	3,276
Fibesa S.A.	856	2,395
Conil S.A.	506	—
Baicom Networks S.A.	174	—

Subtotal goodwill	57,810	39,137

Negative goodwill:
Alto Palermo S.A.	(44,128)	(46,365)
Palermo Invest S.A.	(40,733)	(42,290)
Empalme S.A.I.C.F.A. y G.	(8,608)	(9,084)
Mendoza Plaza Shopping S.A.	(5,743)	(5,988)
Emprendimiento Recoleta S.A.	(280)	(336)

Subtotal negative goodwill	(99,492)	(104,063)

Total negative goodwill, net	(41,682)	(64,926)

NOTE 12:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Suppliers (1)	195,741	11,425	134,178	58,862
Accruals	70,045	—	87,237	—
Related parties (Note 19)	15,207	—	7,088	8,438
Other	682	—	1,039	—

	281,675	11,425	229,542	67,300

(1)	As of March 31, 2010 and June 30, 2009 includes Ps. 46,451 current and non-current that reflects the in-kind liability obligations to deliver units for the projects “Horizons” and “Caballito” (See Note 22 A.1.).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Customers advances	116,633	—	30,601	56,822
Admission rights	50,787	61,382	45,392	60,626
Lease advances (1)	23,707	32,030	20,850	32,909

	191,127	93,412	96,843	150,357

(1)

(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G. (See note 24 B.1).
(b)	As of March 31, 2010 and June 30, 2009 includes Ps. 10,121 and 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s subsidiary), for a 30 years term.

NOTE 14:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
Bank overdrafts	256,834	—	90,539	—
Bank loans (1)	100,669	78,087	178,654	76,611
Non convertible notes – APSA 2012 Ps. 154 M (6)	28,616	39,694	26,569	52,801
Seller financings (2)	23,421	12,119	28,895	8,609
Short-term debt (Note 24.B.7.).	22,720	—	—	—
Debt for purchase of shares	19,386	—	—	—
Non convertible notes – APSA 2017 US$ 120 M – (4) (Note 19)	8,631	290,242	2,679	284,171
Non convertible notes –2017 (3) (Note 19)	7,366	576,525	19,297	563,719
Convertible Notes – APSA 2014 US$ 50 M (5)	1,185	60,069	2,610	58,814
Non convertible notes – APSA 2011 Ps. 55 M (7)	240	43,771	—	—
Non convertible notes – APSA 2011 US$ 6 M (7)	11	25,393	—	—

	469,079	1,125,900	349,243	1,044,725

(1)	Balances as of March 31, 2010 includes:
(a)	Ps. 31,299 as a current balance and Ps. 78,084 as a non-current balance related to debt for purchase República building.
(b)	Ps. 18,985 correspond to Hoteles Argentinos S.A.’s loan. (Note 21 A.(ii))
(c)	Ps. 50,385 as a current balance and Ps. 3 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 20,000 granted by Banco Hipotecario S.A. and Ps. 17,237 granted by Standard Bank Argentina S.A.)
(2)	The balance as of March 31, 2010 includes:
(a)	Ps. 582 as a current balance related to the debt for purchase of shares of Conil S.A. (Note 22.B.12.)
(b)	Ps. 8,636 related to the debt from acquisition of shares of Zetol S.A. (See Note 22 A.5.)
(c)	Ps. 11,911 corresponding to Tyrus debt as result of the purchase of shares of Banco Hipotecario S.A. (Note 22 A.4.)
(d)	Ps. 14,137 related to the debt from acquisition of shares of Arcos del Gourmet S.A. (Note 22 B.1.).
(3)	See Note 17 to the Unaudited Basic Financial Statement.
(4)	See Note 23.A.2. Disclosed net of the notes held by the Company for Ps. 158,444 and of issuance debt costs to be accrued for Ps. 2,311.
(5)	Corresponds to the outstanding balance of convertible notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps. 125,509.
(6)	See Note 23 A.2. Disclosed net of the notes held by the Company for Ps. 34,331 and issuance debt costs to be accrued debt for Ps. 83.
(7)	See Note 23 A.2.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Provision for vacation and bonuses	22,675	25,986
Social Security payable	5,932	8,990
Salaries payable	172	299
Others	257	588

	29,036	35,863

NOTE 16:	TAXES PAYABLES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-Current
VAT payable, net and tax payment facilities plan for VAT	43,502	—	75,576	—
Income tax provision, net	31,900	—	14,042	—
MPIT, net	8,821	28	17,081	8
Gross revenue tax payable	4,571	—	2,501	1,138
Provision for tax on shareholders personal assets	5,212	1,256	2,576	—
Moratorium for income tax	1,509	21,830	1,358	20,704
Withholdings tax to third parties	3,788	—	5,328	—
Gross revenue tax moratorium	477	1,952	449	2,433
Deferred Income Tax	—	71,270	—	36,971
Tax payment facilities plan for MPIT	—	—	1,137	—
Tax payment facilities plan for income tax	—	—	21,835	—
Others	4,825	—	6,000	—

Total	104,605	96,336	147,883	61,254

NOTE 17:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-current	Current	Non-current
Accrual for directors fees (1) (Note 19)	24,116	—	2,068	—
Advance sale of Tarshop S.A. shares (Note 22 B.3.(ii))	20,840	—	—	—
Payables to National Parks Administration (Note 20)	12,632	—	10,223	—
Related parties (Note 19)	8,155	8	138	—
Guarantee deposits	5,051	3,963	5,228	4,795
Debt to the former minority shareholders of Tarshop S.A. (Note 22.B.14.)	3,481	4,064	—	—
Additional capital contribution payable (Note 22 A.3.)	2,295	3,462	2,270	3,425
Bellow market leases (2)	2,238	—	3,722	1,308
Contributed leasehold improvements (Note 24 B .3.)	470	9,610	470	9,964
Loans with shareholders of related parties	—	48,047	837	47,388
Directors’ guarantee deposits (Note 19)	—	12	—	20
Liabilities for financial operations to liquidate (Note 19)	—	—	78,788	—
Hedging operations (Notes 19 and 25)	—	—	243	—
Present value – other liabilities	—	(109)	—	(164)
Others	8,617	862	7,005	5,145

Total	87,895	69,919	110,992	71,881

(1)	Disclosed net of advances to director’s fees for Ps. 15,369 as of March 31, 2010.
(2)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2010	March 31, 2009
Other income:
Recovery of allowances	145	750
Others	424	484

Subtotal other income	569	1,234

Other expenses:
Tax on shareholder’s personal assets	(3,870)	(1,881)
Donations	(4,252)	(4,010)
Provision for contingencies	(138)	(82)
Unrecoverable VAT	(2,817)	(2,842)
Others	(458)	(384)

Subtotal other expenses	(11,535)	(9,199)

Total Other expenses, net	(10,966)	(7,965)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of March 31, 2010, compared to the balances as of June 30, 2009, held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade account payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (1)	—	—	277	—	—	—	—	—	277
Banco Hipotecario S.A. (2)	340	—	—	—	—	—	—	—	340
Cactus S.A. (3)	16	1	—	3	—	—	—	—	20
Canteras Natal Crespo S.A. (4)	243	1,102	—	—	—	—	—	—	1,345
Consorcio Libertador (3)	841	111	—	265	—	—	4	—	1,221
Consorcio Dock del Plata (3)	1,382	16	—	53	—	—	—	—	1,451
Consultores Assets Management S.A. (3)	692	1	—	7	—	—	—	—	700
Cresud S.A.C.I.F. y A. (5)	3,052	33,863	—	12,642	2,415	88,424	3,157	—	143,553
Cyrsa S.A. (4)	2,565	32	—	985	—	—	—	—	3,582
Directors (3)	2	161	—	29	—	—	24,116	20	24,328
Dolphin Fund PLCv (3)	—	—	—	—	—	—	3,023	—	3,023
Estudio Zang, Bergel y Viñes (3)	—	20	—	710	—	—	—	—	730
Fundación IRSA (3)	31	3	—	474	—	—	—	—	508
Futuros y Opciones.com S.A. (3)	5	—	—	6	—	—	—	—	11
Hersha Hospitality Trust (1)	—	1,928	—	—	—	—	—	—	1,928
Metroshop S.A. (6)	—	2,265	20,443	—	—	—	—	—	22,708
Museo de los Niños (3)	1,082	—	—	5	—	—	—	—	1,087
Parque Arauco S.A.(7)	—	—	—	—	1,184	60,002	—	—	61,186
Personnel loans (3)	64	1,730	4	28	—	—	1,971	—	3,797
Puerto Retiro S.A. (2)	52	97	—	—	—	—	—	—	149

Totals al 03.31.10	10,367	41,330	20,724	15,207	3,599	148,426	32,271	20	271,944

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

a.	(Continued)

Related parties	Account receivables – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade account payable – current	Trade account payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Banco Hipotecario S.A. (2)	5	—	—	—	—	—	—	—	—	5
Cactus S.A. (3)	13	—	—	3	—	—	—	—	—	16
Canteras Natal Crespo S.A. (4)	193	864	—	—	—	—	—	—	—	1,057
Consorcio Libertador (3)	528	4	—	122	—	—	—	—	—	654
Consorcio Dock del Plata (3)	344	26	—	46	—	—	—	—	—	416
Consultores Assets Management S.A. (3)	539	5	—	7	—	—	—	—	—	551
Cresud S.A.C.I.F. y A. (5)	5,777	7,594	—	5,565	—	4,666	80,189	378	—	104,169
Cyrsa S.A. (4)	1,530	20	—	540	—	—	—	—	—	2,090
Directors (3)	—	191	—	29	—	—	—	2,068	20	2,308
Dolphin Fund PLC (3)	—	36,089	—	—	—	—	—	53,288	—	89,377
Estudio Zang, Bergel y Viñes (3)	—	20	—	431	—	—	—	3	—	454
Fundación IRSA (3)	22	3	—	259	—	—	—	—	—	284
Futuros y Opciones.com S.A. (3)	5	—	—	6	—	—	—	—	—	11
IFISA (3)		—	—	—	—	—	—	25,500	—	25,500
Inversiones Ganaderas S.A. (3)	—	—	—	1	—	—	—	—	—	1
Metroshop S.A. (6)	—	2,265	22,509	—	8,438	—	—	—	—	33,212
Museo de los Niños (3)	811	—		5	—	—	—	—	—	816
Parque Arauco S.A. (7)	—	—	—	—	—	2,609	58,749	—	—	61,358
Personnel loans (3)	6	1,521	4	52	—	—	—	—	—	1,583
Puerto Retiro S.A. (2)	39	13	—	—	—	—	—	—	—	52
Rummaala S.A. (4) (8)	—	—	—	22	—	—	—	—	—	22

Totals al 06.30.09	9,812	48,615	22,513	7,088	8,438	7,275	138,938	81,237	20	323,936

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	The Unaudited Statement of Income balances for the nine-month period ended March 31, 2010 and 2009, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Costs	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	—	—	(328)	(328)
Canteras Natal Crespo S.A. (4)	36	—	—	74	—	—	—	—	110
Consorcio Libertador S.A. (3)	92	8	—	—	—	—	—	—	100
Consorcio Dock del Plata S.A. (3)	169	—	—	—	—	—	—	—	169
Cresud S.A.C.I.F. y A. (5)	—	790	(6,813)	(11,255)	—	(8,337)	—	—	(25,615)
Cyrsa S.A. (4)	146	47	—	—	—	—	—	—	193
Directors (3)	—	—	—	—	(40,177)	—	—	—	(40,177)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(6)	(3,077)	—	—	—	(3,083)
Fundación IRSA (3)	—	—	—	—	—	—	(409)	—	(409)
Parque Arauco S.A. (7)	—	—	—	(5,697)	—	—	—	—	(5,697)
Personnel loans (3)	—	—	—	92	—	—	—	—	92

Totals al 03.31.10	443	845	(6,813)	(16,792)	(43,254)	(8,337)	(409)	(328)	(74,645)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases	Costs	Interest and exchange differences	Fees	Donations	Tax on Shareholders personal assets	Totals
Shareholders (5)	—	—	—	—	—	—	(392)	(392)
Canteras Natal Crespo S.A (4)	36	—	—	61	—	—	—	97
Consorcio Libertador (3)	48	4	—	—	—	—	—	52
Consultores Assets Management S.A. (3)	—	—	—	11	—	—	—	11
Cresud S.A.C.I.F. y A. (5)	—	—	(327)	(5,874)	—	—	—	(6,201)
Cyrsa S.A. (4)	—	214	—	—	—	—	—	214
Directores (3)	—	—	—	(9)	(23,608)	—	—	(23,617)
Directors of Banco Hipotecario S.A. (1)	—	—	—	(7)	—	—	—	(7)
Estudio Zang, Bergel y Viñes (3)	—	—	—	—	(1,049)	—	—	(1,049)
Fundación IRSA (3)	—	—	—	—	—	(191)	—	(191)
Parque Arauco S.A. (7)	—	—	—	(14,793)	—	—	—	(14,793)
Personnel Loans (3)	—	11	—	98	—	—	—	109

Totals al 03.31.09	84	229	(327)	(20,513)	(24,657)	(191)	(392)	(45,767)

(1)	Subsidiary
(2)	Subsidiary (direct or indirect)
(3)	Related party
(4)	Joint control
(5)	Shareholders
(6)	Joint control by Tarshop S.A.
(7)	Shareholders of Alto Palermo S.A.
(8)	See Note 1.a.(3).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

- Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney´s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State, which as of March 31, 2010 was $ 12,632 including interest and legal counsel fees, as disclosed in “Other current liabilities – Payables to National Parks Administration”.

Finally, on April 30, 2010 the Company paid the amount claimed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate 6 months plus 7.0% being the last of US$ 5.07 million due in March, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of $ 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

(iii)	The company and subsidiaries still have mortgages on properties as follows:

Properties	Book value as of March 31, 2010
Edificio República	220,952
Caballito plot of land	36,741
Terrenos Bariloche	21,900
Plot of land Zetol	13,443
Suipacha 652	11,049
Plot of land Vista al Muelle	7,570
Terrenos Caballito	6,754

(iv)	The Company maintains a pledge over CYRSA’s shares.

(v)	To guarantee due compliance with all the covenants assumed by Liveck S.A., Zetol S.A.’s and Vista al Muelle S.A.´s minority shareholder pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement dated January 4, 2010 and March 30, 2010 as well as payment of any damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

B.	Alto Palermo S.A (APSA)

(i)

The fixed assets account includes the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) had with NAI INTERNATIONAL II Inc. (See Note 24 B.1.).

(ii)	The accounts receivable financial trusts includes the contingency and expenses funds of financial trust as credit protection for investors that as of March 31, 2010 amounted to Ps. 5,412. They are restricted availability credits until settlement in accordance with the respective prospectus.

(iii)	As of March 31, 2010, under other current receivables and prepaid expenses, APSA has deposits that are restricted under due to different court attachments.

(iv)	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2010 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped plots of land”).

(v)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

(vi)	As of March 31, 2010, Tarshop S.A. has granted a pledge over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

-	To Standard Bank Argentina S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLII, XLIV, XLVII, and LIV (loan for Ps. 17,415).

-	To Banco Itaú Buen Ayre S.A. CP related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, (loan for Ps. 3,958).

-	To Banco Supervielle S.A. CP related to Fideicomiso Financiero Tarjeta Shopping Series XXXII, XXXVIII and L, (loan for Ps. 4,411).

-	To Banco Hipotecario S.A. CP related to Fideicomiso Financiero Tarjeta Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,140).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

B.	(Continued)

(vii)	As of June 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, was encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for US$ 4.5 million. On February 16, 2010 this amount was cancelled and the mortgage was lifted. (See Note 22 B.6.).

(viii)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180 (disclosed in fixed assets, net).

(ix)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

(x)	As regards the barter commitment described in Note 22.B.7, the delivery and title deed of Air Space Coto is compromised.

(xi)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 413.

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA-Horizons Project.

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

by delivering certain units of the building to be constructed. As security for this obligation a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts for over 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

- The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

- Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

Trust preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of March 31, 2010, the percentage of completion of the Horizons project was 78.74% considering the cost incurred in relation to the total estimated project costs.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, the Company announced the subscription of 5,700,000 of ordinary shares representative of approximately 10.4% Hersha´s common stock.

Together with the acquisition of this shareholding, REIG acquired an option for a five-year term over a further 5,700,000 of additionally ordinary shares at a price of US$ 3.00 per share. The total price to be paid by REIG for such shares was US$ 14.3 million. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors.

In January 2010, through REIG, the Company subscribed 4,789,917 shares of Hersha’s common stock at a price of US$ 3.00 per share and for a total purchase amount of US$ 14.4 million.

In March 2010, the Company through REIG, subscribed 3,864,000 shares of Hersha’s common stock at a price of US$ 4.25 per share and for a total purchase amount of US$ 16.4 million.

As of March 31, 2010, IRSA’s ownership interest in Hersha amounts to 11.06%. Besides, if the purchase option previously mentioned were exercised without any new shares being issued in favor of third parties, IRSA’s stake in Hersha would amount to 14.60%. Hersha´s shares are valuated at cost and the purchase option at its current value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	Acquisition of Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right excercible until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% interest of the shareholding. The price paid in this transaction was US$ 22.6 million.

During 2009, Metropolitan had incurred losses that became negative their equity mainly from the allowance for impairment booked in connection with the Lipstick Building. Consequently, the Company’s share in Metropolitan´s losses exceeds its equity interest, therefore, the investment was valued at zero and a liability that represents the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations was recognized and recorded under “Other liabilities” for an amount of US$ 1.5 million.

Additionally the put right was revalued accordingly and adjusted to its value at March 31, 2010, that amounts to US$ 12.2 million and is disclosed under other receivables and prepaid expenses.

4.	Acquisition of shares in Banco Hipotecario

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 directly from market shares in Banco Hipotecario in exchange for Ps. 107.6 million of which Ps. 78.8 million was paid in July, 2009. The transaction was recognized by the “acquisition method” (See Note 1.5.I to the Unaudited Basic Financial Statements) generating a gain of Ps. 133.0 million. As a result of these acquisitions, as of June 30, 2009 IRSA had a 21.34% interest in Banco Hipotecario’s capital stock (excluding treasury shares).

During this period IRSA (through its Subsidiaries) acquired the equivalent of 99,625,593 shares of BHSA for an amount of Ps. 117.4 million of which Ps. 105.2 million were paid as of March 31, 2010. The transaction was recorded by application of the “acquisition method” (See Note 1.5.I. to the Unaudited Basic Financial Statements) generating a gain of Ps. 62.9 million. The analysis of the fair value of assets and liabilities acquired is in the process.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

4.	(Continued)

After the above mentioned purchases, as of March 31, 2010, IRSA has 27.98% of the shares of BHSA (without consideration of treasury stock).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company acquired a 100% ownership interest in Liveck S.A. (Liveck) (a company organized under the laws of the Oriental Republic of Uruguay). On June 30, 2009, the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

On June 11, 2009, Liveck acquired a 90% interest over the shares of the companies Vista al Muelle S.A. (Vista al Muelle) and Zetol S.A. (Zetol), both property owners in Uruguay’s Canelones Department.

The price of the purchase of all the shares in Zetol, of which 90% was acquired by Liveck and the remaining 10% was acquired by Banzey S.A. (Banzey), had been fixed at US$ 7.0 million, of which:

I) US$ 2.0 million have already been paid.

II) the US$ 5.0 million balance is to be paid in 5 installments of US$ 1.0 million each and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company.

The balance outstanding on the price accrues an annual 3.5% compensatory interest rate calculated on the total outstanding amount and payable jointly and undividedly with each one of the price balance installments.

The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.8 million, of which:

I) US$ 0.5 million have already been paid.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

II) US$ 0.3 million to be paid within a maximum two-year term counted as from the date of the purchase and sale agreement.

An annual 8% compensatory interest rate has been agreed on the outstanding amounts, to be paid jointly and undividedly with each one of the price balance installments.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers. As a consequence of the above-mentioned sale of a 50% stake to Cyrela Brazil Realty S.A., there has been a 50% reduction in the original amount of the surety bond.

On December 22, 2009, Vista al Muelle acquired plot of lands for a total of US$ 1.9 million and the terms of payment were:

I) US$ 0.1 million have already been paid.

II) US$ 0.2 million will be paid within the 10 days immediately following the earlier of the date on which the municipal office of the Mayor of Canelones serves conclusive notice of the approval and coming into force of the so-called “Detailed Urban Plan (PUD)” or within a maximum term of 8 months as from the date of execution of the agreement.

III) US$ 1.6 million to be paid by delivering Home Units and/or Retail Stores to be built and representative of a 12% portion of the 65.54% interest resulting from the sum of the prices of all the units appearing on the Price List for the launch to the market of the B Sector (with the parties having signed a boundary plan of said sector).

Pursuant to the stock purchase agreement for Vista al Muelle’s shares executed on June 11, 2009 and the Addendum to the Agreement dated January 4, 2010 and March 30, 2010, Liveck has agreed to buy the shares held by Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale.

Both parties have agreed that this purchase and sale is dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than September 1, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on September 13, 2010

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	Alto Palermo S.A.

1.	Acquisition of shares of Arcos del Gourmet S.A.

During August 2007, APSA exercised an option for subscription of shares of Arcos del Gourmet S.A., a company that holds a concession granted by ONABE.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted in non-current investments – advances for purchase of shares.

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at US$ 4.3 million, out of which the amount of US$ 0.3 million has been settled as part of the option price; US$ 2.0 million was paid upon executing the share purchase agreement and the remaining balance shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

For the remaining 40% of shares, the price was fixed at (i) US$ 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), US$ 0.3 million has been settled as part of the option price and US$ 0.5 million will be paid when the Shareholders’ Meeting approves the capital increase of Arcos del Gourmet S.A. for US$ 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to US$ 6.9 million.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to eighty percent thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. signed an agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, the transaction was subject to certain precedent compliance conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

On March 15, 2010, Alto Palermo S.A. e INCSA agreed to waive the conditions precedent and, consequently, the partial transfer of the goodwill started, upon which completion, a portion of the goodwill related to the shopping mall will be transferred and ownership of the portion of the real property related to the shopping mall will be surrendered. Alto Palermo S.A. and INCSA agreed to file with the Argentine Antitrust Authority within the legal terms after such partial transfer. Likewise, the title deed will be granted once the use of the property has been obtained.

On April 12, 2010, the publication of legal notices announcing the partial transfer of the goodwill and as instructed by the notary public involved, no creditors appeared within the legal term to do so.

Furthermore, Alto Palermo S.A. signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that Alto Palermo S.A. partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	Tarshop S.A.

i)	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. reviewed the general and specific economic prospects for Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the prevailing market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in a capital increase in Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in this company from 80% to 93.439%.

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for Ps. 105,000, then accepted as irrevocable capital contributions. The capitalization of such irrevocable capital contribution and its subsequent capital increase was decided by Tarshop S.A.´s Extraordinary Shareholder´s Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.5878%.

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, thus consolidating what its 20% interest will be in the future as regards Tarshop S.A.’s capital stock in the event the previously mentioned Central Bank approval is registered.

ii)	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of sale, assignment and transfer of 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

The sale price was established at the total and definitive amount of US$ 26.8 million and APSA granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

ii)	(Continued)

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed.

It must be noted that the Transaction is subject to the authorization and/or approval of the Central Bank of Argentina, under its function of enforcement agency in accordance with current regulations.

Upon executing the agreement, US$ 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of US$ 21.4 million will be collected 5 working days after the Central Bank of Argentina notifies about the authorization, even with conditions to the Transaction, whereupon price adjustments considered in the agreement and compliance with other precedent conditions set in the contract will be taken into account.

4.	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. acquired the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Cordoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 217 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed of the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of March 31, 2010 Alto Palermo S.A. has recorded this transaction as non - current investments.

5.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 garage slots.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. paid US$ 0.015 and establish certain guarantees in favor of APSA.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future buildings: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

6.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near “Shopping Alto Palermo”, a location considered to be strategic for APSA.

The transaction was executed for a total price of US$ 17.8 million, which were completely cancelled. Such plot of land is disclosed in non-current investments – undeveloped parcels of land.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

7.	Barter with Cyrsa S.A.

On September 24, 1997 Alto Palermo S.A. and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. would transfer CYRSA 112 garage parking slots and the rights to increase the height of the property to build two towers buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give Alto Palermo S.A. an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver Alto Palermo S.A. a number of storing units equivalent to 25% of all storage units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

8.	“Letter of intent” Plot of land Paraná.

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009. At the date of preparation of these unaudited financial statements, parties have postponed the deadlines of the letters of intent and agreed to the documents that, once authorized by Walt-Mart USA will be signed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

8.	(Continued)

Such documents refer to transferring the plot of land (the agreement of sale) to develop a shopping mall, regulation of the relationship between Wal-Mart USA´s supermarket and the future shopping mall (the “Coexistence Regulations”) and the creation of easements to guarantee the use of parking slots by APSA, the supermarket communication with the future shopping mall and other committed agreed-upon by the parties in the agreement of sale and the Regulations.

9.	Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.´s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As of July 1, 2009 SAPSA was merged into APSA.

10.	Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, Alto Palermo S.A. being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

11.	Purchase of Fibesa S.A.’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.´s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.´s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. owned 95% of the company’s capital stock and Shopping Alto Palermo S.A. owned the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection 10 of this note, Alto Palermo S.A. is the owner of 99.99996% of the company’s shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

12.	Purchase of Conil S.A.´s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which were completely cancelled at March 31, 2010.

As a result of the previously mentioned agreement, Alto Palermo S.A. becomes the owner of 97.5% of such company’s shares, while Fibesa becomes the owner of the remaining 2.5%.

13.	Agreement to sell the plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of sale without ownership by which the Company sells the property located in the District of Guaymallén, Province of Mendoza. The total agreed-upon price stands at US$ 0.3 million, of which US$ 0.2 was collected in account of the total agreed-upon price and disclosed in the customer advances. The unpaid balance will be settled upon executing the title deed scheduled for June 24, 2010. Such transaction was valued at net realizable value, generating an income for Ps. 826 during the period ended March 31, 2010.

14.	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (LH), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. Alto Palermo S.A., shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price for US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added. At March 31, 2010 the initial amount of US$ 1.20 million and the first installment falling due in March for US$ 0.077 million were paid.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no an impact on the financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2010, the holders of Convertible Notes in APSA ordinary shares, have exercised their right to convert them for a total of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of March 31, 2010 Convertible Notes amounted to US$ 47.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

2.	Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. As of March 31, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 3.7 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of March 31, 2010 the Company holds Series I Notes for Fv. US$ 39.6 million and Series II Notes for Fv. Ps 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. US$ 5.0 million.

Such issuances are constituted within the Global issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

Under the Global Program for Issuance of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, in two series was completed.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar Privada rate plus a 3% margin payable on a quarterly basis.

As of March 31, 2010 Emprendimiento Recoleta S.A. is the holder of Series III Notes for a net value of Ps. 12 million.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

APSA’s Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the BCRA to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

- National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,245,663 as of March 31, 2010.

As from January 1 st, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of March 31, 2010 and 2009 the assistance to the Public Sector arises 19.4% and 24.8%, from total Assets, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the previous fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares totaling 71.1 million. These are available in the terms and conditions laid down by the Argentine Companies Law in its Section 221.

Pursuant to the Minutes of the Board Meeting No. 268 dated January 12, 2010, Banco Hipotecario’s Board of Directors adopted the following resolutions: 1) to deliver the Class D shares currently in BHSA’s portfolio as payment to STARS holders up to the amount of their receivables and at the value quoted for the share at that time (or using any other method for improved accuracy), and 2) to analyze possible alternatives for the application of the remaining shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

The Ordinary General Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the Stock Appreciation Rights (STAR) coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

2.	Compensation plan for executive management

The Company have developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

2.	(Continued)

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2010, security charges of the Company amount to Ps. 2,438.

3.	Llao Llao Resorts S.A.: Capitalization of the Loans granted by the Shareholders

Pursuant to a decision made by Llao Llao’s shareholders’ meeting on October 31, 2009, the financial loans granted by its shareholders are to be capitalized up to a total of US$ 7,600 thereby effecting a capital increase (as well as a turnaround in the situation contemplated by the Argentine Companies Law in its Section 94, sub-section 5 and in Section 206).

4.	Negative working capital

At the end of the period, the Company’s working capital exhibited a Ps. 120,522 deficit. Both the Board and the corresponding members of management are analyzing the treatment to be afforded to this situation.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, see Note 22 B.12.) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

1.	(Continued)

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease and pass-through expenses advances for Ps. 18,653 along with other advances not included in this contract.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	(Continued)

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only involved lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied.

On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally the Company was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the shared works has started.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the premises where the shopping mall and/or hypermarket will be built, based on the condition of the real state development in which the noncompliance has taken place.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

3.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period-end the amount of Ps. 9,769 was pending of accrual. Those improvements are disclosed with other improvements pending of accrual under Other liabilities – contributed leasehold improvements.

4.	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop S.A. transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop´s balance sheet, which receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/ year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 357,546 during the period ended March 31, 2010 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

4.	(Continued)

Consequently, TDF coupon zero for Ps. 13,500, TDF Series “A” for Ps. 283,686, CP Series “C” for Ps. 60,360 were issued.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, except for the TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLIX and TDF Series “C” of Series XLVII, Tarshop S.A. maintains in its portfolio part of them. Cash reserves for losses in the amount of Ps. 5,412 have been made as credit protection for investors.

5.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City.

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July, 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 99% by the period-end. Additionally the progress percentage of the work of the office building stood at 95%.

Total contributions made by shareholders as regards this project amount to Ps. 556,989 as of the closing date of these unaudited financial statements.

6.	Meeting of Shareholders

The Ordinary and Extraordinary Shareholders’ Meeting of APSA held on October 29, 2009, has decided to approve, among other topics, the following:

1. Extending the amount of the current Global Issuance Program of Notes for up to a further US$ 200,000 (the “Program”). Delegating on the Board of Directors and authorizations.

2. Creating the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

6.	(Continued)

outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 50,000 (or equivalent amount in other currencies) (the “Program”), Delegating on to the Board of Directors the broadest powers so that, within the maximum amount established by the Shareholders’ Meeting, establishes the remaining conditions of the Program and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Program. Considering the request for registration by the Company with the Special Registry of VCP Issuers.

3. Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

7.	Issuance of securities representing short-term debt of Tarshop S.A.

During the current fiscal year, Tarshop requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed US$ 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop approved the creation of the Program and its terms and conditions.

On February 15, 2010, the public offering for the Program was authorized by the CNV by registering it under No. 28. On that same day, the CNV’s Issuers’ Department resolved to authorize the issuance of Class I of Securities representing Short-Term Debt (VCPs) up to Ps. 15,000 that may be extended by up Ps. 25,000, under the special procedure to issue VCPs. On February 26, 2010, Class I was placed for a total nominal value of Ps. 22,720.

Class I VCPs will accrue interest from the issuance date at a nominal annual rate equal to the BADLAR Privada, plus cap-margin of 400 basic points. Interest payment dates will be: May 27, August 25 and November 23, 2010. Principal will be repaid in 270 days from issuance that is to say, on November 23, 2010.

NOTE 25:	HEDGE OPERATIONS

The Company uses certain financial instruments as a supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

As of March 31, 2010, the accumulated losses to hedge operations amount to Ps. 2,825 which are included in Financial gain (loss) generated by liabilities and Retained earnings to amount to Ps. 2,582 and Ps. 243, respectively. Such hedge operations were subscribed with Cresud S.A.I.C.F y A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

In thousands:

	March 31, 2010	March 31, 2009
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income (loss) of the period and net income (loss) used as a basis for the calculation of the diluted earnings per share:

	March 31, 2010	March 31, 2009
Net income (loss) for calculation of basic earnings per share	299,733	(106,177)
Dilutive effect	—	—

Net income (loss) for calculation of diluted earnings per share	299,733	(106,177)

Net basic income (loss) per share	0.518	(0.183)
Net diluted income (loss) per share	0.518	(0.183)

NOTE 27:	SUBSEQUENT EVENTS

Alto Palermo S.A. (APSA)

Sale of a plot of land

On April 14, 2010, APSA executed an agreement of sale upon occurrence of a condition precedent for the sale of plot 2 A, located in Rosario City, Province of Santa Fe. The transaction price was established at US$ 4.2 million, of which US$ 1.1 million was collected.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the nine-month periods

beginning on July 1, 2009 and 2008 and

ended March 31, 2010 and 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 2)	17,318	14,887
Investments (Exhibits C and D)	45,305	120,754
Accounts receivable, net (Note 3)	33,781	46,161
Other receivables and prepaid expenses (Note 4)	98,515	96,822
Inventories (Note 5)	14,033	17,557

Total Current Assets	208,952	296,181

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	1,680	1,373
Other receivables and prepaid expenses (Note 4)	77,268	107,020
Inventories (Note 5)	68,034	49,964
Investments (Exhibits C and D)	2,300,426	1,694,853
Fixed assets, net (Exhibit A)	866,342	827,621
Intangible Assets, net (Exhibit B)	1,217	2,663

Subtotal Non-Current Assets	3,314,967	2,683,494

Negative goodwill, net	(40,733)	—

Total Non-Current Assets	3,274,234	2,683,494

Total Assets	3,483,186	2,979,675

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6)	18,706	20,187
Customer advances (Note 7)	21,639	13,953
Short-term debt (Note 8)	266,391	111,620
Salaries and social security payable	2,834	4,991
Taxes payable (Note 9)	14,970	12,824
Other liabilities (Note 10)	66,166	51,562

Subtotal Current Liabilities	390,706	215,137

Allowances (Exhibit E)	257	63

Total Current Liabilities	390,963	215,200

NON-CURRENT LIABILITIES

Customer advances (Note 7)	1,804	7
Long-term debt (Note 8)	654,609	640,172
Taxes payable (Note 9)	45,367	1,555
Other liabilities (Note 10)	25,835	27,079

Total Non-Current Liabilities	727,615	668,813

Total Liabilities	1,118,578	884,013

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	2,364,608	2,095,662

Total Liabilities and Shareholders´ Equity	3,483,186	2,979,675

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

60	Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Revenues	273,461	220,210
Costs (Exhibit F)	(73,296)	(95,440)

Gross profit	200,165	124,770

Administrative expenses (Exhibit H)	(53,992)	(27,784)
Selling expenses (Exhibit H)	(1,823)	(7,995)

Subtotal	(55,815)	(35,779)

Gain from recognition of inventories at net realizable value	4,163	10,401

Operating income	148,513	99,392

Amortization of Goodwill	1,557	—

Financial results generated by assets:
Interest income	30,285	20,975
Foreign exchange gain	8,412	44,450
Gain (loss) on financial operations	3,423	(201)
Interest income from non convertible notes APSA (Note 12.c.)	10,723	1,455
Interest on discounting assets	138	60

Subtotal	52,981	66,739

Financial results generated by liabilities:
Financing expenses (Exhibit H)	(61,575)	(46,843)
Foreign exchange loss	(15,741)	(148,206)
Interest on discounting liabilities	(55)	(84)

Subtotal	(77,371)	(195,133)

Financial results, net	(24,390)	(128,394)

Gain (loss) on equity investees (Note 12.c.)	232,340	(52,976)
Other expenses, net (Note 11)	(10,313)	(7,532)

Net income (loss) before tax	347,707	(89,510)

Income tax and MPIT (Note 15)	(47,974)	(16,667)

Net income (loss) for the period	299,733	(106,177)

Earning per share:
Basic net income (loss) per share (Note 26 to the Unaudited Consolidated Financial Statements)	0.518	(0.183)
Diluted net income (loss) per share (Note 26 to the Unaudited Consolidated Financial Statements)	0.518	(0.183)

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

61	Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Retained earnings	Cumulative translation adjustment	Total as of March 31, 2010	Total as of March 31, 2009
	Common stock (Note 13)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 13)	Reserve for new developments
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	32,374	193,486	210,767	12,849	2,095,662	1,924,178
Cumulative translation adjustment	—	—	—	—	—	—	—	940	940	14,967
As decided by the Ordinary Shareholders meeting of October 29, 2009:
- Dividends distribution	—	—	—	—	—	—	(31,727)	—	(31,727)	—
- Increase of Legal Reserve	—	—	—	—	7,932	—	(7,932)	—	—	—
Net gain (loss) for the period	—	—	—	—	—	—	299,733	—	299,733	(106,177)

Balances as of March 31, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	470,841	13,789	2,364,608

Balances as of March 31, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	(54,045)	14,967		1,832,968

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

62	Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	99,408	87,568
Cash and cash equivalents as of the end of the period	36,038	59,065

Net Decrease in cash and cash equivalents	(63,370)	(28,503)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	299,733	(106,177)

Plus income tax and MPIT accrued for the period	47,974	16,667
Adjustments to reconcile net loss (income) to cash flows from operating activities:
• Allowances and provision	25,465	19,031
• Amortization and depreciation	18,158	16,304
• (Gain) loss on equity inventees	(232,340)	52,976
• Financial results, net	(37,399)	96,553
• Gain from recognition of inventories at net realizable value	(4,163)	(10,401)
• Amortization of Goodwill	(1,557)	—
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in inventory	41,139	52,253
• Decrease in current investments	20,213	9,933
• Decrease (increase) in accounts receivables, net	19,202	(14,758)
• Increase in customer advances	8,199	11,183
• Decrease in accrued interest	(10,477)	(12,887)
• (Decrease) increase in taxes payable and social security payable	(15,589)	1,340
• Decrease in other liabilities	(3,998)	(14,882)
• Increase in other receivables and prepaid expenses	(3,454)	(18,687)
• (Decrease) increase in trade accounts payable	(2,055)	1,707

Net cash provided by operating activities	169,051	100,155

CASH FLOWS FROM INVESTING ACTIVITIES:
• Dividends collected	35,733	38,154
• Decrease in other investments	23,747	—
• Cash collected from loans granted to related parties	5,514	2,549
• Cash collected by merger, spin off-merger and acquisitions of related parties	5,038	—
• Purchase of Notes APSA 2017	—	(42,289)
• Increase interest in equity investees	(208)	(68,352)
• Purchase and improvements of fixed assets	(480)	(22,349)
• Increase of undeveloped parcels of land	(22,282)	—
• Advance payments for the acquisition of shares	(23,028)	(984)
• Loans granted to related parties	(40,621)	(9,476)
• Increase equity in subsidiary companies	(347,416)	(21,003)

Net cash used in investing activities	(364,003)	(123,750)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term and long-term debt	—	45,000
• Payment of short-term and long-term debt	(56,532)	(9,432)
• Overdrafts	220,916	(44,976)
• Increase of loans with related companies	—	4,500
• Payments of dividends	(31,727)	—

Net cash provided by (used in) financing activities	131,582	(4,908)

NET DECREASE IN CASH AND CASH EQUIVALENT	(63,370)	(28,503)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

63	Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2010	March 31, 2009
Supplemental cash flow information
• Interest paid	68,794	50,444
• Income tax paid	28,872	3,135

Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	38,854	25,410
• Increase in non-current investment through a decrease in other receivables and prepaid expenses	14,773	—
• Decrease in non-current investment through an increase in other receivables and prepaid expenses	6,359	—
• Cumulative translation adjustment (CTA)	(940)	14,967
• Decrease in customer advances through a decrease in inventories	—	23,306
• Capitalization of financial cost in fixed assets	—	7,561
• Decrease in trade account payable through a decrease in undeveloped parcels of lands	—	5,445
• Increase in other receivables and prepaid expenses through a decrease in undeveloped parcels of land	—	4,065
• Transfer of undeveloped parcels of lands to inventories	—	101

	March 31, 2010	March 31, 2009
Merger, spin off-merger and acquisition of inventories (Note 16.2)
• Current investments	13	—
• Accounts receivables	953	—
• Other receivables and prepaid expenses	(51,187)	—
• Inventories	12,666	—
• Fixed assets	93,678	—
• Intangible assets	128	—
• Undeveloped parcels of land and other investments	9,667	—
• Other non-current investments	8,396	—
• Non-current investments	248,037	—
• Goodwill	(42,290)	—
• Trade Accounts Payables	1,244	—
• Customer Advances	(1,105)	—
• Salaries and social security payable	(1,261)	—
• Taxes payable	(14,372)	—
• Other liabilities	(1,876)	—

Net value of assets of non cash transaction	262,691	—

• Cash collected	5,038	—

Net value of assets	267,729	—

• Increase value of assets	(6,575)	—
• Proportional equity of merged and acquired companies	(303,444)	—
• Goodwill	42,290	—

Purchase value of acquired companies	—	—

64	Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the nine-month periods ended March 31, 2010 and 2009 have not been audited. The Company’s management estimates that they include all the necessary adjustments to present fairly the results for each period.

The Company’s nine-month periods results do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until March 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.3.	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2009 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the nine-month period ended March 31, 2010 of the unaudited income, shareholder´s equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30, 2009 and as of March 31, 2009 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2010.

These unaudited financial statements consider the effect of the spin off-merger described in Note 16.2. Therefore, the unaudited financial statements as of March 31, 2010 are not comparable to the figures of June 30, 2009 and March 31, 2009.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

f.	Other receivables and prepaid expenses and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Customer advances were valued according to the amounts received.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Units to be received:

The Company has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at March 31, 2010 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations in relation to its Subsidiaries whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or with local loans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line cumulative translation adjustment and they amounted to Ps. 13,789 as of March 31, 2010.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009 financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its usefull life.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

k.	Intangible assets, net

Intangible assets mainly corresponds to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l.	Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

In accordance with the terms of Technical Resolution N° 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the year and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly assess its non-current assets for recoverability at the end of every year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended as of March 31, 2010 and the year ended as of June 30, 2009 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

r.	(Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A.’s financial statements.

s.	Results accounts

The results for the period/year are shown as follows:

Amounts included in unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

t.1.	(Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3 and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Palermo Invest S.A.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of sales, leases and services posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 4 to the unaudited consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Cash on hand (Exhibit G)	139	90
Banks accounts (Exhibit G)	8,107	14,190
Checks to be deposited	9,072	607

	17,318	14,887

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-current
Mortgages, leases receivable and services (1) (Exhibit G)	18,499	1,680	24,393	1,373
Related parties (Note 12.a.) (Exhibit G)	18,717	—	24,368	—
Debtors under legal proceedings and past due Debts	4,737	—	4,452	—
Less:
Allowance for doubtful accounts (Exhibit E)	(8,172)	—	(7,052)	—

	33,781	1,680	46,161	1,373

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non-Current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	50,207	50,173	52,121	94,797
Receivables from the sale of shares (Exhibit G) (1)	35,290	—	34,115	—
Prepaid expenses and services	6,676	1,431	3,748	1,290
Guarantee of defaulted credits (2) (Exhibit G)	—	—	4,206	—
MPIT	—	25,087	—	3,377
Deferred income tax (Note 15)	—	—	—	7,238
Present value	—	(181)	—	(148)
Others (Exhibit G)	6,342	758	2,632	466

	98,515	77,268	96,822	107,020

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.5 million of such amount). The balance will become due in June 2010 and it is supported by a pledge in favor of the Company.
(2)	See Note 21.A.ii to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non- Current	Current	Non- current
Credit from barter of Caballito (Koad) (i)	11,435	19,661	15,828	11,795
Abril	1,096	659	788	209
El Encuentro (ii)	760	9,544	—	—
Credit from barter of Caballito (Cyrsa) (iii) (Note 12 a.)	—	37,939	—	37,939
Other inventories	742	231	941	21

	14,033	68,034	17,557	49,964

(i)	In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7.5 million by which the Company sold to Koad a plot of land for the construction of a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units. In guarantee of the operation, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 1 million. As of March 31, 2010, Koad has delivered 42 parking spaces out of the total agreed. Additionally, preliminary sales agreements have been signed over 54 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 3,473 from this transaction during the period ended as of March 31, 2010.
(ii)	In March 2004, the company (through its subsidiaries) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned for an amount of US$ 3.0 million. As of December 22, 2009 DEESA gave the residential plots.
(iii)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby IRSA conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa agreed to conduct a real estate development in that plot for the construction of homes: there will be a first stage comprising the construction of two buildings and a second stage for the construction of a third building, at Cyrsa’s option.

As consideration, Cyrsa paid US$ 0.12 million, with the outstanding balance to be paid through the delivery of 25% of the units making up the buildings to be constructed in the plot. If at June 2010 Cyrsa were to opt for not constructing that third building, IRSA will be receiving the unit to which any rights to engage in further construction on pre-existing structures attach for the third building. To guarantee compliance with its obligations, Cyrsa has mortgaged the land for the amount of US$ 12.6 million.

NOTA 6:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2010	June 30, 2009
Accruals	5,202	5,500
Suppliers (Exhibit G)	3,582	3,796
Related parties (Note 12.a.) (Exhibit G)	9,134	9,852
Others	788	1,039

	18,706	20,187

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	18,186	—	12,981	—
Leases and services advances	3,453	1,804	972	7

	21,639	1,804	13,953	7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non- Current	Current	Non- Current
Overdrafts	227,726	—	7,736	—
Bank Loans (Exhibit G) (1)	31,299	78,084	72,954	76,453
Non convertibles notes -2017 (Note 12. a. and Note 17 and Exhibit G)	7,366	576,525	19,297	563,719
Seller financing (Exhibit G) (2)	—	—	11,633	—

	266,391	654,609	111,620	640,172

(1)	The balance as of March 31, 2010 corresponds to the debt for purchase the República building (Exhibit G).
(2)	Corresponds to debt for the purchase of Palermo Invest S.A. shares. As of March 31, 2010 the mentioned debt was fully cancelled.

NOTE 9:	TAXES PAYABLES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non- Current	Current	Non- current
Provision on tax on shareholders personal assets	4,425	1,197	2,079	—
MPIT	4,108	—	3,378	—
VAT, net balance	2,656	—	2,740	—
Income tax, net	1,302	—	2,397	—
Gross revenue, tax	1,316	—	408	1,138
Withholding tax to third parties	783	—	1,710	—
Tax facilities for gross revenue	150	391	85	417
Tax facilities for municipal taxes	142	507	—	—
Deferred income tax (Note 15)	—	43,272	—	—
Others	88	—	27	—

	14,970	45,367	12,824	1,555

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2010		June 30, 2009
	Current	Non- Current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	39,962	21,787	41,946	21,332
Directors’ fees provision (Note 12.a.) (1)	15,490	—	231	—
Less value of acquired contracts (Note 1.5.l)	2,238	—	3,722	1,308
Administration and reserve funds	4,266	—	3,343	—
Guarantee deposits (Exhibit G)	3,004	3,962	2,146	4,408
Present value	—	(109)	—	(164)
Others	1,206	195	174	195

	66,166	25,835	51,562	27,079

(1)	As of March 31, 2010 and June 30, 2009 it is disclosed net of advances to Directors for Ps. 8,580 and Ps. 10,510 respectively.

NOTE 11:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2010	March 31, 2009
Other income:
Allowances recovery	118	30
Others	396	148

Subtotal	514	178

Other expenses:
Donations	(3,969)	(3,748)
Tax on shareholders´ personal assets	(3,543)	(1,489)
Unrecoverable VAT	(2,817)	(2,423)
Lawsuits contingencies	(71)	—
Others	(427)	(50)

Subtotal	(10,827)	(7,710)

Total other expenses, net	(10,313)	(7,532)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of March 31, 2010 and June 30, 2009, with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current investments	Non-current Investments	Inventories – Credit from barter of Caballito	Account receivable, net – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Alto Palermo S.A. (1)	21,533	296,752	—	2,957	461	—	2,473	—	—	807	—	324,983
Cactus Argentina (4)	—	—	—	1	—	—	—	—	—	—	—	1
Canteras Natal Crespo S.A. (5)	—	—	—	486	2,204	—	—	—	—	—	—	2,690
Consorcio Dock del Plata (4)	—	—	—	1,382	16	—	53	—	—	3	—	1,454
Consultores Assets Management S.A. (4)	—	—	—	688	1	—	2	—	—	—	—	691
Consorcio Libertador S.A. (4)	—	—	—	841	111	—	264	—	—	4	—	1,220
Cresud S.A.C.I.F. y A. (2)	—	—	—	1,075	33,840	—	3,210	1,821	69,034	3,157	—	112,137
Cyrsa S.A. (5)	—	—	37,939	4,902	32	—	1,576	—	—	—	—	44,449
Directors (4)	—	—	—	—	161	—	29	—	—	15,490	8	15,688
E-Commerce Latina S.A. (1)	—	—	—	48	140	—	—	—	—	—	—	188
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	5	—	—	—	—	5
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	20	—	410	—	—	—	—	430
Fibesa S.A. (1)	—	—	—	670	50	—	7	—	—	—	—	727
Fundación IRSA (4)	—	—	—	25	3	—	473	—	—	—	—	501
Hersha Hospitality Trust (3)	—	—	—	—	110	—	—	—	—	—	—	110
Hoteles Argentinos S.A. (1)	—	—	—	28	28	—	—	—	—	787	—	843
Inversora Bolívar S.A. (1) (8)	—	—	—	—	485	—	—	—	—	—	—	485
Llao – Llao Resorts S.A. (1)	—	—	—	962	41	36,746	—	—	—	—	7	37,756
Museo de los niños (4)	—	—	—	20	—	—	—	—	—	—	—	20
Nuevas Fronteras S.A. (1)	—	—	—	203	6,360	—	73	—	—	20	4,662	11,318
Panamerican Mall S.A. (1)	—	—	—	75	13	—	3	—	—	1	—	92
Pereiraola S.A.I.C.I.F. (1)	—	—	—	47	8	—	—	—	—	—	—	55
Employees (4)	—	—	—	—	33	4	27	—	—	—	—	64
Puerto Retiro S.A. (5)	—	—	—	104	118	—	—	—	—	—	—	222
Quality Invest S.A. (1)	—	—	—	5	147	—	—	—	—	99	—	251
Ritelco S.A. (1)	—	—	—	10	1	—	—	—	—	35,084	17,110	52,205
Solares de Santa María S.A. (1)	—	—	—	976	196	13,423	—	—	—	—	—	14,595
Tarshop S.A. (1)	—	—	—	3,212	—	—	21	—	—	—	—	3,233
IRSA International LLC (1)	—	—	—	—	617	—	508	—	—	—	—	1,125
Tyrus S.A. (1)	—	—	—	—	5,011	—	—	—	—	—	—	5,011

Totals at 03.31.10	21,533	296,752	37,939	18,717	50,207	50,173	9,134	1,821	69,034	55,452	21,787	632,549

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current investments	Non-current Investments	Inventories – Credit from barter of Caballito	Account receivable, net – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Alto Palermo S.A. (1)	20,483	297,614	—	8,651	1,596	—	3,860	—	—	6,580	—	338,784
Canteras Natal Crespo S.A. (5)	—	—	—	385	1,727	—	—	—	—	—	—	2,112
Comercializadora Los Altos S.A. (1)	—	—	—	48	—	—	5	—	—	—	—	53
Consorcio Dock del Plata (4)	—	—	—	344	26	—	46	—	—	—	—	416
Consultores Assets Management S.A. (4)	—	—	—	536	5	—	2	—	—	—	—	543
Consorcio Libertador S.A. (4)	—	—	—	518	4	—	115	—	—	—	—	637
Cresud S.A.C.I.F. y A. (2)	—	—	—	1,127	7,570	—	1,901	4,458	61,204	135	—	76,395
Cyrsa S.A. (5)	—	—	37,939	2,862	20	—	695	—	—	—	—	41,516
Directors (4)	—	—	—	—	160	—	29	—	—	231	8	428
E-Commerce Latina S.A. (1)	—	—	—	18	—	—	—	—	—	—	—	18
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	1	—	—	—	—	1
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	20	—	186	—	—	3	—	209
Fibesa S.A. (1)	—	—	—	2	—	—	3	—	—	—	—	5
Fundación IRSA (4)	—	—	—	18	3	—	259	—	—	—	—	280
Hoteles Argentinos S.A. (1)	—	—	—	—	21	—	—	—	—	762	—	783
Inversora Bolívar S.A. (1) (8)	—	—	—	3,475	28,728	39,644	2,184	—	—	22	—	74,053
Llao – Llao Resorts S.A. (1)	—	—	—	1,734	196	45,466	—	—	—	—	6	47,402
Museo de los niños (4)	—	—	—	20	—	—	—	—	—	—	—	20
Nuevas Fronteras S.A. (1)	—	—	—	152	1	—	2	—	—	19	4,565	4,739
Palermo Invest S.A. (1) (8)	—	—	—	66	6,068	—	—	—	—	—	—	6,134
Panamerican Mall S.A. (1)	—	—	—	69	1	—	1	—	—	—	—	71
Patagonian Investment S.A. (1) (8)	—	—	—	54	—	—	—	—	—	—	—	54
Pereiraola S.A.I.C.I.F. (1)	—	—	—	39	—	—	—	—	—	—	—	39
Employees (4)	—	—	—	—	285	—	22	—	—	—	—	307
Puerto Retiro S.A. (5)	—	—	—	78	—	—	—	—	—	—	—	78
Quality Invest S.A. (1)	—	—	—	12	2	—	—	—	—	—	—	14
Ritelco S.A. (1)	—	—	—	—	24	—	—	—	—	34,424	16,753	51,201
Rummaala S.A. (5) (6)	—	—	—	7	1	—	43	—	—	—	—	51
Shopping Alto Palermo S.A. (1)(7)	—	—	—	1	20	—	27	—	—	1	—	49
Solares de Santa María S.A. (1)	—	—	—	869	26	9,687	—	—	—	—	—	10,582
Tarshop S.A. (1)	—	—	—	3,283	—	—	—	—	—	—	—	3,283
IRSA International LLC (1)	—	—	—	—	577	—	462	—	—	—	—	1,039
Tyrus S.A. (1)	—	—	—	—	5,040	—	9	—	—	—	—	5,049

Totals at 06.30.09	20,483	297,614	37,939	24,368	52,121	94,797	9,852	4,458	61,204	42,177	21,332	666,345

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the nine-month period ended March 31, 2010 and March 31, 2009 are as follows:

Related parties	Sales and services fees	Leases earned	Cost	Leases expense	Interest earned	Fees	Interest expense	Totals
Alto Palermo S.A. (APSA) (1)	—	2,669	(1,351)	—	26,986	—	—	28,304
Canteras Natal Crespo S.A. (5)	72	—	—	—	148	—	—	220
Cresud S.A.C.I.F. y A. (2)	—	790	(6,813)	—	978	—	(8,108)	(13,153)
Consorcio Dock del Plata S.A. (4)	169	—	—	—	—	—	—	169
Consorcio Libertador S.A. (4)	92	8	—	—	—	—	—	100
CYRSA (5)	292	94	—	—	—	—	—	386
Directors (3)	—	—	—	—	—	(24,070)	—	(24,070)
E-Commerce S.A. (1)	6	—	—	—	—	—	—	6
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	—	(1,579)	—	(1,579)
Fibesa S.A.	—	435	—	—	—	—	—	435
Inversora Bolívar S.A. (1) (8)	—	—	—	—	10	—	—	10
Llao Llao Resorts S.A. (1)	—	66	—	—	2,930	—	—	2,996
Nuevas Fronteras S.A. (1)	345	—	—	—	—	—	(173)	172
Loans granted to employees (4)	—	—	—	—	13	—	—	13
Ritelco S.A. (1)	—	—	—	—	—	—	(910)	(910)
Solares de Santa María S.A. (1)	—	—	—	—	886	—	—	886
Tarshop S.A. (1)	59	1,110	—	—	—	—	—	1,169

Totals at 03.31.10	1,035	5,172	(8,164)	—	31,951	(25,649)	(9,191)	(4,846)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b	(Continued)

Related parties	Sales and services fees	Leases earned	Cost	Leases expense	Interest earned	Fees	Interest expense	Totals
Alto Palermo S.A. (APSA) (1)	1,725	—	—	—	9,812	—	—	11,537
Canteras Natal Crespo S.A. (5)	72	—	—	—	121	—	—	193
Cresud S.A.C.I.F. y A. (2)	—	—	(327)	—	—	—	(3,958)	(4,285)
Consultores Assets Management S.A. (4)	—	—	—	—	11	—	—	11
CYRSA (5)	—	428	—	—	—	—	(216)	212
Directors (3)	—	—	—	—	—	(8,122)	—	(8,122)
E-Commerce S.A. (1)	—	4	—	—	—	—	(391)	(387)
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	—	(1,005)	—	(1,005)
Hoteles Argentinos S.A. (1)	—	—	—	—	47	—	—	47
Inversora Bolívar S.A. (1) (8)	—	—	—	(560)	5,405	—	—	4,845
Llao Llao Resorts S.A. (1)	—	103	—	—	3,029	—	—	3,132
Nuevas Fronteras S.A. (1)	302	—	—	—	—	—	—	302
Palermo Invest S.A. (1)	—	—	—	—	548	—	—	548
Loans granted to employees (4)	—	—	—	—	11	—	—	11
Ritelco S.A. (1)	—	—	—	—	—	—	(1,262)	(1,262)
Solares de Santa María S.A. (1)	—	—	—	—	693	—	—	693
Tarshop S.A. (1)	362	1,172	—	—	—	122	—	1,656

Totals at 03.31.09	2,461	1,707	(327)	(560)	19,677	(9,005)	(5,827)	8,126

(1)	Controlled (direct or indirect)
(2)	Shareholders
(3)	Subsidiary (direct or indirect)
(4)	Related party
(5)	Joint control (direct or indirect)
(6)	See Note 1.a.(3) to the Unaudited Consolidated Financial Statements
(7)	See Note 22.b.10. to the Unaudited Consolidated Financial Statements
(8)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

c.	The composition of loss on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	March 31, 2010	March 31, 2009
Gain (loss) on equity investments	240,069	(110,037)
Gain on purchase of non convertible notes of APSA (Note 18.1)	—	53,602
Accrual of financial results from non convertible notes of APSA (Note 18.1)	(10,723)	(1,455)
Amortization of goodwill and lower/higher purchase values	2,013	1,358
Difference exchange non convertible notes of APSA	892	4,512
Accelerated depreciation of debt issuance costs of non convertibles notes of APSA	89	(956)

	232,340	(52,976)

NOTE 13:	COMMON STOCK

a.	Common stock

As of March 31, 2010, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

NOTE 14:	RESTRICTED ASSETS

1.	The Company has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755. The Company also carries a mortgage loan granted by Banco Macro for the acquisition of the building designated as “Edificio República” (See Note 21.A.iii to the Unaudited Consolidated Financial Statements).

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, the Company agreed not to transfer its shares or any rights related thereto for a term of three years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (1)	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	(100)	70	(30)
Investments	61,110	2,257	63,367
Accounts receivable, net	2,465	(1,433)	1,032
Other receivables and prepaid expenses	(916)	(1,879)	(2,795)
Inventories	(4,199)	689	(3,510)
Fixed assets, net	(52,231)	(51,802)	(104,033)
Intangible assets	528	(528)	—
Tax loss carryfowards	—	3,604	3,604
Short and long-term debt	(2,347)	230	(2,117)
Salaries and social security payable	120	315	435
Other liabilities	2,808	(2,033)	775

Total net deferred assets (liabilities)	7,238	(50,510)	(43,272)

(1)	Includes Ps. 8,931 (liability) by spin off-merger (See note 16.2.).

Net liabilities at period end derived from the information included in the above table amount to Ps. 43,272.

Below is a breakdown of the balance of tax loss carryforward which amounts to Ps 10,297.

Year of generation	Amount (*)	Statute of Limitation
2009	7,606	2014
2010	2,691	2015
Tax loss carryforwards	10,297

(*)	Nominal value

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended March 31, 2010 and 2009, respectively:

Items	03.31.10		03.31.09
Net income (loss) for the year (before income tax)		347,707	(89,510)
Current income tax rate		35%	35%

Net income (loss) for the year at the tax rate		121,697	(31,328)
Permanent differences:
- Restatement into constant currency		7,127	2,792
- Donations		754	1,312
- (Gain) loss on equity investees		(81,319)	36,793
- Tax on personal assets		1,240	521
- Directors´ fees		—	2,816
- Others		(1,148)	3,761

- Income tax and deferred tax charge for the period	(1)	48,351	16,667

- MPIT charge for the period		(377)	—

Total income tax and MPIT charged for the period		47,974	16,667

(1)	Deferred tax amounts to Ps. 41,579 and current tax amounts to Ps. 6,772.

The Company in accordance with the accounting standards (See Res. Gral CNV 485/05 y 487/06) has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 123.5 million which should be recorded in the income statement accounts of previous periods for Ps. 155.5 million (loss) and in the income statement accounts of the fiscal period Ps. 32.0 million (gain). This effect includes those generated by Subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.1	7.0	7.0	102.4	123.5

NOTE 16:	ACQUISITIONS, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

During the nine-month period ended on March 31, 2010 and the year ended June 30, 2009, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 13,330 square meters and 20,315 square meters respectively in exchange for a total of Ps. 149.7 million and Ps. 201.3 million, respectively. The gross income generated by these transactions amounted to Ps. 105.8 million and Ps. 119.4 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

2.	Merger and spin-off/merger between The Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

3.	Acquisition of plots of land located in the Catalinas Norte area

The Company executed a preliminary sales agreement for the acquisition of a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The price agreed was Ps. 95.0 million, of which: Ps. 19.0 million have already been paid and the outstanding balance shall be paid at the time of executing and delivering the corresponding title deed, scheduled for May 2010.

4.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid grants the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. So as to comply with the first of these conditions, the Company has transferred US$ 6.0 million to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

As of the date of issuance of these financial statements, the parties were carrying on with the legal and commercial structure underlying the above transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. Balances are net of issuance cost amounting to Ps. 874 as current and Ps. 5,175 as non-current, as of March 31, 2010; and Ps. 875 current and Ps. 5,831 non-current, as of June 30, 2009.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million (See Note 18.4.).

NOTE 18:	RELEVANT FACTS

1.	Purchase of Alto Palermo’s Notes

During fiscal year ended June 30, 2009, the Company bought Alto Palermo notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. This transactions generated Ps. 74,285 and Ps. 18,363, respectively in that fiscal year.

2.	Acquisition of company´s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”) acquired additional shares of the Company. Consequently, Cresud´s share in the Company, either directly and indirectly, exercises control on the Company, as from October 2008 it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution No. 21.

3.	Financial and capital market situation

In late 2008, the financial markets of the largest economies in the world were adversely affected by the prevailing conditions of volatility and illiquidity and by the credit crunch. This led in turn to a significant decline in the stock market indices at the international level which came hand in hand with a slow-down in the global economy.

As soon as the largest economies in the world were intervening by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009 and 2010, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

3.	(Continued)

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009 and during 2010, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio.

As to the quotation of Banco Hipotecario’s shares, though it significantly appreciated in the past months, it does not reflect the entity’s equity and/or business conduct and neither is it representative of Banco Hipotecario’s current operational performance.

Amongst the factors considered by the Company to draw the conclusion outlined in the preceding paragraph are: (i) the factors that cause a decline in the quoted value and its historical performance (credit, interest rate, market, etc); (ii) the Company’s ability and intent to maintain the investment for a period long enough for the value to recover, (iii) how significant such decline in the quoted value may be to the Company and (iv) Banco Hipotecario’s business fundamentals. The assessment of a non-temporary decline is as both a qualitative and quantitative process, subject to several risks and uncertainties.

4.	Shareholder´s Meeting held on October 29, 2009

The following, among other topics, are the resolutions adopted by the Company’s Shareholders’ Meeting:

•	Increase in the amount of the Global Program for the Issuance of Negotiable Obligations currently in force for a further US$ 200,000 (See Note 17).

•	The creation of a Global Program of Short-term Debt Securities for an amount that at no time shall exceed of US$ 50,000 or the equivalent in other currencies.

•	The payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

5.	Negative working capital

At the end of the period, the Company’s working capital exhibited a Ps. 182,011 deficit. Both the Board and the corresponding members of management are analyzing the treatment to be afforded to this situation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

6.	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, IRSA´s Board of Director has approved the specific implementation plan to the application of IFRS.

NOTE 19:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 20:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the Antitrust Commission for a consultative opinion on whether the Company had to notify that transaction or not. As of the date of issuance of these financial statements, the Antitrust Commission had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), on August 30, 2007 the Company applied to the Antitrust Commission for a consultative opinion as to whether the Company had to notify the transaction. On November 22, 2007 the Antitrust Commission stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these financial statements, this matter had not yet been finally settled.

In May, 2008 the Company applied to the Antitrust Commission for a consultative opinion concerning the acquisition of Edificio República. In December, 2009 the Company was notified that the timely filed appeal had been dismissed and in February, 2010 the Company has presented the required documentation notifying the operation.

As of the date of issuance of these financial statements, the operation is pending of approval.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	SUBSEQUENT EVENTS

Sale of Pereiraola

In April 2010 the Company undersigned a preliminary sales agreement for the shares in Pereiraola S.A.C.I.F. y A. for US$ 11.8 million, on which US$ 1.94 million have already been collected. The balance will be amortized in four half-yearly consecutive and equal installments of US$ 1.94 million each, with the first installment maturing six months from the actual share transfer estimated for June 2010 and a non-monetary consideration equivalent to US$ 2.1 million through the transfer in favor of the Company of 6% of marketable lots or 39,601 square meters in the gated neighborhood that the purchaser has agreed to develop in the real estate owned by Pereiraola, whichever higher.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the nine-month period beginning on July 1, 2009

and ended March 31, 2010 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

						Depreciation
						Accumulated as of beginning of year	For the period
Items	Value as of beginning of year	Additions and Transfers		Deductions and Transfers	Value as of end of period/year		Increase, decreases and Transfers		Amount (1)	Accumulated as of end of period	Allowances for impairment (2)		Net carrying value as of March 31, 2010	Net carrying value as of June 30, 2009
Furniture and fixtures	2,016		862	—	2,878	1,707		782	27	2,516		—	362	309
Machinery, equipment and computer equipment	6,940		3,172	(4)	10,108	6,328		3,013	265	9,606		—	502	612
Leasehold improvements	6,753		1,427	—	8,180	6,630		1,427	27	8,084		—	96	123
Advances for fixed assets	57		4	(57)	4	—		—	—	—		—	4	57
Work in progress	1,575		147	—	1,722	—		—	—	—		—	1,722	1,575
Vehicles	130		91	—	221	130		91	—	221		—	—	—

Subtotal other fixed assets	17,471		5,703	(61)	23,113	14,795		5,313	319	20,427		—	2,686	2,676

Properties:
Edificio República	230,294		—	—	230,294	5,816		—	3,526	9,342		—	220,952	224,478
Torre Bank Boston (3)	169,078		—	—	169,078	5,285		—	2,180	7,465		—	161,613	163,793
Bouchard 551	160,657		—	—	160,657	7,759		—	1,746	9,505		—	151,152	152,898
Intercontinental	—		113,969	—	113,969	—		27,475	3,083	30,558		—	83,411	—
Dique IV	67,362		442	(539)	67,265	378		—	1,693	2,071		—	65,194	66,984
Bouchard 710	72,460		—	—	72,460	6,177		—	766	6,943		—	65,517	66,283
Maipú 1300	52,716		—	—	52,716	13,046		—	1,037	14,083		—	38,633	39,670
Costeros Dique IV	23,337		—	—	23,337	3,638		—	441	4,079		—	19,258	19,699
Libertador 498	36,344		—	(16,000)	20,344	9,145		(4,153)	553	5,545		—	14,799	27,199
Suipacha 652	17,010		—	—	17,010	5,622		—	339	5,961		—	11,049	11,388
Museo Renault (4)	8,503		—	—	8,503	350		—	191	541		—	7,962	8,153
Constitución 1159	8,762		—	—	8,762	—		—	—	—		(3,589)	5,173	5,173
Avda. de Mayo 595	7,339		—	—	7,339	2,616		—	176	2,792		—	4,547	4,723
Thames	—		8,955	—	8,955	—		5,054	3	5,057		—	3,898	—
Dock del Plata	13,366		371	(10,353)	3,384	675		(567)	109	217		—	3,167	12,691
Casona Abril	—		3,412	—	3,412	—		553	80	633		(245)	2,534	—
Libertador 602	3,486		—	—	3,486	853		—	74	927		—	2,559	2,633
Constitución 1111	1,338		—	—	1,338	398		—	32	430		—	908	940
Alto Palermo Park	—		622	—	622	—		76	—	76		—	546	—
Sarmiento 517	485		—	—	485	73		—	14	87		(61)	337	355
Rivadavia 2768	334		—	—	334	91		—	19	110		—	224	243
Madero 1020	408		—	(45)	363	139		(15)	16	140		—	223	269
Edificios Costeros (Dique II)	21,184		—	(21,184)	—	3,811		(3,994)	183	—		—	—	17,373

Subtotal properties	894,463		127,771	(48,121)	974,113	65,872		24,429	16,261	106,562		(3,895)	863,656	824,945

Total as of March 31, 2010	911,934	(5)	133,474	(48,182)	997,226	80,667	(6)	29,742	16,580	126,989	(7)	(3,895)	866,342

Total as of June 30, 2009	977,124		32,425	(97,615)	911,934	80,818		(18,745)	18,594	80,667		(3,646)		827,621

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 4 (Exhibit H).
(3)	Includes Ps. 5,742 and Ps. 5,899 as of March 31, 2010 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,154 and Ps. 3,276 as of March 31, 2010 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	Includes Ps. 132,393 incorporated by spin-off - merger (See Note 16.2.).
(6)	Includes Ps. 38,470 incorporated by spin-off - merger (See Note 16.2.).
(7)	Includes Ps. 245 incorporated by spin-off - merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the nine-month period beginning on July 1, 2009

and ended March 31, 2010 compared with the period ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value					Amortization					Net carrying value as of March 31, 2010	Net carrying value as of June 30, 2009
	Value as of beginning of year	Additions		Deductions	Value as of period end	Accumulated as of beginning of year	Additions and Deductions		Amount (1)	Accumulated as of end of period / year
Intangible Assets – savings expenses
- Torre BankBoston	5,644		—	—	5,644	3,349		—	1,291	4,640	1,004	2,295
- Museo Renault	198		—	—	198	125		—	59	184	14	73
- Edificio República	555		—	—	555	260		—	156	416	139	295
Expenses on real estate development	—		1,150	—	1,150	—		1,130	18	1,148	2	—
Expenses on projects development	—		294	—	294	—		186	50	236	58	—

Totals as of 03.31.10	6,397	(2)	1,444	—	7,841	3,734	(2)	1,316	1,574	6,624	1,217

Totals as of 06.30.09	6,520		—	(123)	6,397	1,677		(22)	2,079	3,734		2,663

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off-merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

						Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Currency	P.V.	Amount	Book value as of March 31, 2010	Book value as of June 30, 2009	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock

Current Investment

Government Bonds 2012 (Exhibit G) (2)	US$	0.001	600	2	—
Government Bonds 2013 (Exhibit G) (2)	US$	0.002	5,150	18	1
Mortgage bonds (2)		$0.002	82,694	82	165

Total as of March 31, 2010				102

Total as of June 30, 2009					166

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2010	Book value at June 30, 2009	Issuer´s information									Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)		Income (loss) for the period		Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	3,402,334	2,605	1,293	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	03.31.10		3,451		(151)		2,709	100.00%
	Irrevoc. Contrib.			104	60
	Higher Inv. Value			19,139	7,553
Palermo Invest S.A.(5)	Common 1 vote	0.001	15,671,091	40,675	180,115	Investment	Bolívar 108 floor 1, Buenos Aires	03.31.10		15,671		23,931		101,351	100.00%
	Irrevoc. Contrib.			60,677	—
	Higher Inv. Value			5,147	28,682
	Purchase expenses			462	464
	Goodwill			—	(40,355)
	Eliminations			(38,079)	(38,079)
Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	18,876	19,003	Hotel operations	Av. Córdoba 680, Buenos Aires	03.31.10		19,209		159		23,595	80.00%
	Higher Inv. Value			1,325	1,424
	Purchase expenses			32	35
Alto Palermo S.A. (1)	Common 1 vote	0.001	49,544,323	506,581	485,107	Real estate investments	Moreno 877 floor 22, Buenos Aires	03.31.10		78,206		89,838		799,696	63.35%
	Goodwill			(38,847)	(40,816)
	Higher Inv. value			102,194	113,093
	Eliminations			(2,224)	(2,343)
Patagonian Investment S.A.(5)	Common 1 vote	—	—	—	6,806	Real estate investments	Florida 537 floor 18, Buenos Aires	—		—		—		—	—
	Irrevoc. Contrib.			—	58
	Purchase expenses			—	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	28,759,706	13,394	4,792	Hotel operations	Florida 537 floor 18, Buenos Aires	03.31.10		57,519		(10,298)		28,310	50.00%
	Purchase expenses			153	162
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,927	5,127	Banking	Tte. Gral Perón 655, Buenos Aires	03.31.10	(3)	62,500	(3)	1,052	(3)	121,826	5.10%
Ritelco S.A.	Common 1 vote	0.001	181,017,000	222,035	197,200	Investments	Zabala 1422, Montevideo, Uruguay	03.31.10		66,970		24,835		249,376	100.00%
	Irrevoc. Contrib.			27,340	27,340
	Eliminations			(207)	(217)
Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	146,850	130,272	Banking	Reconquista 151 floor 1, Buenos Aires	03.31.10	(3)	1,500,000	(3)	40,134	(3)	2,817,663	5.00%
	Goodwill			(2,052)	(2,162)
	Higher Inv. Value			31	36
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(1,163)	(839)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	03.31.10		300		(244)		(2,325)	50.00%
	Higher Inv. value			4,842	4,842
	Purchase expenses			319	319
Inversora Bolivar S.A. (5)	Common 1 vote	0.001	76,002,173	203,164	111,219	Acquisition and construction	Bolívar 108 floor 1, Buenos Aires	03.31.10		80,002		14,563		214,403	95.00%
	Irrevoc. Contrib.			598	4,929
Quality Invest S.A. (6)	Common 1 vote	0.001	95,000	—	41	Real estate investments	Bolivar 108 floor 1, Buenos Aires	03.31.10		100		(145)		(102)	95.00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at March 31, 2010	Book value at June 30, 2009	Issuer´s information						Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date	Capital stock (par value)	Income (loss) for the year	Shareholders’ equity
E-Commerce Latina S.A.	Common 1 vote	0.001	70,863,821	146,974	55,370	Direct or indirect	Florida 537 floor 18, Buenos Aires	03.31.10	70,864	18,592	147,074	100.00%
	Irrevoc. Contrib			100	1,039	interest in companies
						related to
						communication media
Rummaala S.A. (4)	—	—	—	—	3,493	Acquisition, development and sale of properties	Moreno 877 floor 21, Buenos Aires	03.31.10	—	—	—	—
CYRSA S.A. (4)	Common 1 vote	0.001	79,972,963	72,857	20,596	Real estate investments	Bolivar 108 floor 1, Buenos Aires	03.31.10	145,648	11,209	145,713	50.00%
	Purchase expenses			1	1
	Eliminations			(14,541)	(14,541)
Solares de Santa María S.A.	Common 1 vote	0.001	283,427,390	282,479	282,927	Real estate investments	Bolívar 108 floor 1, Buenos Aires	03.31.10	314,919	(497)	313,865	90.00%
	Eliminations			(166,521)	(166,521)
Manibil S.A.	Common 1 vote	0.001	23,898,280	26,591	25,322	Real estate investment	Del Libertador Ave. 498 floor 10 of. 6	03.31.10	48,772	2,591	54,269
	Purchase expenses			10	10	and building						49.00%
Tyrus S.A.	Common 1 vote	0.001	800,000,000	182,159	(6,967)	Investment	Colonia 810/403 Montevideo, Uruguay	03.31.10	110,535	77,735	325,296	100.00%
	Irrevoc. Contrib.			143,137	73,358
	Goodwill			(46)	(46)
	Purchase expenses			21	21
Nueva Fronteras (5)	Common 1 vote	0.001	57,256,511	64,260	—	Hotel operations	Moreno 809, floor 2, Buenos Aires	03.31.10	75,004	6,877	84,178	76.34%
	Less Inv. value			(20,346)	—
Advances for share purchases (7)	—	—	—	23,028	3,995	—	—	—	—	—	—	—

Total non-currents investments as of March 31, 2010				2,040,061

Total non-currents investments as of June 30, 2009					1,483,219

(1)	Quotation price of APSA´s shares at March 31, 2010 is Ps. 8.9. Quotation price of APSA´s shares at June 30, 2009 is Ps. 4.80
(2)	Quotation price of Banco Hipotecario´s shares at March 31, 2010 is Ps. 1.56. Quotation price of Banco Hipotecario´s shares at June 30, 2009 is Ps. 0.85 (See Note 18.3)
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22 A.1. to the unaudited consolidated financial statements.
(5)	See Note 16.2.
(6)	As of March 31, 2010 is disclosed in other liabilities due to participation in Quality S.A. losses exceeds the value of the equity interest. The Company is committed to continue financing its operations.
(7)	See Note 16.4 and Exhibit G.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of March 31, 2010	Value as of June 30, 2009
Other Current Investments
Mutual funds (Exhibit G) (1)	21,118	86,958
Stock Shares, in foreign currency (Exhibit G) (2)	2,552	13,147
APSA Note 2012 (Note 12.a.) (2) (3)	13,290	13,290
Note APSA 2012 – Accrued interest (Note 12.a.) (2) (3)	1,107	231
Note APSA 2017 – Accrued interest (Note 12.a. and Exhibit G) (2) (3)	4,708	1,613
Convertible Note APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (2) (3)	2,428	5,349

Total current investments as of March 31, 2010	45,203

Total current investments as of June 30, 2009		120,588

Other Non-current Investments
Advance for Catalinas Norte	22,259	—
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Isla Sirgadero, Plot of land	2,895	—
San Luis, Plot of land	1,584	—
Intercontinental Plaza	1,564	—
Puerto Retiro	1,286	—
Pontevedra, Plot of land	918	—
Mariano Acosta, Plot of land	804	—
Merlo, Plot of land	639	—

Subtotal undeveloped parcels of land	38,387	6,438

APSA Note 2012 (Note 12.a.) (3)	8,422	11,117
Convertible Note APSA 2014 (Note 12.a. and Exhibit G) (3)	123,081	120,510
APSA Note 2017 (Note 12.a. and Exhibit G) (3)	82,621	73,529
Other investments	7,854	40

Subtotal other investments	221,978	205,196

Total other non-current investments as of 03.31.10	260,365

Total other non-current investments as of 06.30.09		211,634

(1)	Includes as of March 31, 2010 and June 30, 2009, Ps. 2,398 and Ps. 2,437, respectively, corresponding to mutual funds not considered cash equivalent for purposes of presenting the unaudited statement of cash flows.
(2)	Not considered as cash for the unaudited statement of cash flows purposes.
(3)	See Note 23.A.1. and 23.A.2. to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the nine-month period beginning on July 1, 2009 and

ended March 31, 2010 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of March 31, 2010	Carrying value as of June 30, 2009
Deducted from assets:
Allowance for doubtful accounts (1)	7,052	6,794	(5,674)	8,172	7,052
Allowance for impairment of fixed assets (2)	3,646	249	—	3,895	3,646

Total of March 31, 2010	10,698	7,043	(5,674)	12,067

Total of June 30, 2009	5,620	6,599	(1,521)		10,698

Included from liabilities:
Provision for contingencies (3)	63	690	(496)	257	63

Total as of March 31, 2010	63	690	(496)	257

Total as of June 30, 2009	67	—	(4)		63

(1)	Increases and decreases are disclosed in Exhibit H. Includes Ps. 3,929 related to spin-off-merger (See Note 16.2.).The decreases are related to recoveries.
(2)	Increases includes Ps. 245 related to spin-off-merger (See Note 16.2.).
(3)	Increases are disclosed in Note 11. Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2.). The decreases are related to uses.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month period beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of March 31, 2010	Total as of March 31, 2009
I. Cost of sales
Stock as of beginning of year	67,521	109,131
Plus:
Purchases for the period	65	1,328
Expenses (Exhibit H)	8,822	561
Tranfer from undeveloped parcels of land	—	101
Assets incorporated by spin off-merger (1)	12,666	—
Less:
Stock as of end of the period	(82,067)	(69,488)

Subtotal	7,007	41,633

Gain from valuation of inventories at net realizable value	4,163	10,401

Plus:
Cost of sale Edificio Dique II	17,190	—
Cost of sale Dock del Plata	9,786	5,088
Cost of sale Edificio Libertador 498	11,848	11,179
Cost of sale Madero 1020	30	58
Cost of sale Torre BankBoston	—	5,083
Cost of sale Madero 942	—	2,239
Cost of sale Edificio Crucero	—	272
Cost of sale Torre Renoir	—	1,491

Cost of sales real state	50,024	77,444

II. Cost of leases and services
Expenses (Exhibit H)	23,272	17,996

Cost of leases and services	23,272	17,996

Total costs of sales, leases and services	73,296	95,440

(1)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of March 31, 2010	Total as of June 30, 2009
Assets
Current assets
Cash and banks
Cash on hand	US$	13	3.8380	48	18
Cash on hand	Euros	6	5.1932	29	28
Cash on hand	Pounds	—	5.8265	2	2
Cash on hand	Real	1	2.0500	2	2
Banks accounts	US$	2,017	3.8380	7,741	13,171
Banks accounts	Euros	11	5.1932	59	619
Banks accounts	Pounds	—	5.8265	2	—
Banks accounts	Swiss Franc	—	3.6475	1	—
Investments
Government bonds	US$	5	3.8380	20	1
Mutual Funds	US$	5,502	3.8380	21,118	86,958
Accrued interest Convertible Note APSA 2014	US$	626	3.8780	2,428	5,349
Accrued interest Note APSA 2017	US$	1,214	3.8780	4,708	1,613
Stock shares in foreign currency	US$	665	3.8380	2,552	13,147
Account receivable, net
Mortgages, leases receivable and services	US$	2,248	3.8380	8,628	21,393
Related parties	US$	1,172	3.8780	4,544	3,731
Other receivables and prepaid expenses
Receivables from the sale of shares	US$	9,100	3.8780	35,290	34,115
Related parties	US$	9,739	3.8780	37,768	6,157
Guarantee of defaulted credits	US$	—	—	—	4,206
Others	US$	98	3.8380	377	247

Total current assets				125,317	190,757

Non-current assets
Account receivable, net
Mortgages, leases receivable and services	US$	438	3.8380	1,680	1,373
Other receivables and prepaid expenses
Related parties	US$	—	—	—	11,359
Investments
Convertible Note APSA 2014	US$	31,738	3.8780	123,081	120,510
Convertible Note APSA 2017	US$	21,305	3.8780	82,621	73,529
Advances for purchase of companies (See Note 16.4.)	US$	6,000	3.8380	23,028	—

Total non-current assets				230,410	206,771

Total Assets as of March 31, 2010				355,727

Total Assets as of June 30, 2009					397,528

Liabilities
Current Liabilities
Trade accounts payable
Suppliers	US$	800	3.8780	3,101	907
Related parties	US$	—	—	—	2,009
Customer advances	US$	4,210	3.8780	16,325	10,505
Short–term debt	US$	10,196	3.8780	39,539	59,400
Other liabilities
Loans with shareholder´s of related parties	US$	9,322	3.8780	36,149	35,399
Guarantee deposits	US$	681	3.8780	2,640	1,968

Total current liabilities				97,754	110,188

Non-current liabilities
Long-term debt	US$	170,135	3.8780	659,784	646,003
Other liabilities
Loans with shareholder´s of related parties	US$	5,614	3.8780	21,773	21,318
Guarantee deposits	US$	965	3.8780	3,743	3,904

Total non-current liabilities				685,300	671,225

Total liabilities as of March 31, 2010				783,054

Total liabilities as of June 30, 2009					781,413

(1)	Official selling and buying exchange rate as of March 31, 2010 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month period beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

						Expenses
Items	Total as of March 31, 2010	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Administrative	Selling	Financing	Total as of March 31, 2009
Interest and indexing adjustments	61,081	—	—	33	(33)	—	—	61,081	45,204
Depreciation and amortization	18,158	17,771	—	—	—	387	—	—	16,304
Salaries, bonuses and social contributions	14,730	95	75	3,989	(3,989)	14,560	—	—	8,474
Fees and compensations for services	4,349	148	13	596	(596)	4,188	—	—	3,645
Directors fees	24,070	—	—	—	—	24,070	—	—	8,446
Bank expenses	802	—	—	—	—	802	—	—	604
Gross sales tax	2,477	—	—	10	(10)	—	2,477	—	2,061
Maintenance of buildings	8,893	5,258	3,512	5,122	(5,122)	123	—	—	3,541
Commissions and property sales charges	6,448	—	5,222	—	—	—	1,226	—	788
Travel expenses	785	—	—	—	—	785	—	—	675
Rents	747	—	—	1	(1)	747	—	—	1,205
Advertising and promotion	929	—	—	—	—	—	929	—	287
Traveling, transportation and stationery	216	—	—	17	(17)	216	—	—	252
Subscriptions and dues	518	—	—	(39)	39	518	—	—	321
Utilities and postage	114	—	—	4,385	(4,385)	114	—	—	84
(Recovery) Charge of doubtful accounts	(2,809)	—	—	—	—	—	(2,809)	—	4,859
Taxes, rates and contributions	4,546	—	—	998	(998)	4,546	—	—	2,356
Other expenses of personnel administration	—	—	—	147	(147)	—	—	—	—
Insurance	114	—	—	437	(437)	114	—	—	134
Courses	118	—	—	2	(2)	118	—	—	71
Security	2	—	—	2,931	(2,931)	2	—	—	12
Others	3,196	—	—	(149)	149	2,702	—	494	1,856
Recovery expenses	—	—	—	(18,480)	18,480	—	—	—	—

Total as of March 31, 2010	149,484	23,272	8,822	—	—	53,992	1,823	61,575

Total as of March 31, 2009		17,996	561	—	—	27,784	7,995	46,843	101,179

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of March 31, 2010 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
March 31, 2010
Assets
Investments	69,059	—	12,459	9,073	—	—	5,615	2,807	—	205,702	235,656	235,656	304,715	56,183	227,414	21,118
Receivables	32,690	6,046	108,365	5,378	1,812	3,410	1,148	1,616	50,383	396	172,508	178,554	211,244	136,134	61,210	13,900
Liabilities
Short and long-term debt	—	—	258,806	8,023	(219)	(219)	25,152	25,152	25,152	579,153	921,000	921,000	921,000	235,188	685,812	—
Other Liabilities	50,011	1,327	89,417	16,945	7,402	2,750	24,332	252	261	4,881	146,240	147,567	197,578	139,523	5,857	52,198

June 30, 2009
Assets
Investments	104,266	—	5,349	8,490	—	6,645	5,558	5,558	—	194,039	225,639	225,639	329,905	40,063	205,156	84,686
Receivables	8,557	6,837	85,888	37,522	8,572	3,195	65,768	429	34,401	207	235,982	242,819	251,376	125,912	111,568	13,896
Liabilities
Short and long-term debt	—	—	58,047	28,526	(219)	25,266	24,610	24,610	24,610	566,342	751,792	751,792	751,792	23,914	682,878	45,000
Other liabilities	4,909	437	40,950	17,260	1,919	37,882	6,463	22,003	111	224	126,812	127,249	132,158	73,250	7,982	50,926

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	None.

2.	None.

3.	Receivables and liabilities by maturity date.

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)
		03.31.2010	Current	06.30.2010	09.30.2010	12.31.2010	03.31.2011	Total
Receivables	Account receivable, net	6,046	—	21,375	4,821	521	1,018	33,781
	Other receivables and prepaid expenses	—	7,285	86,990	557	1,291	2,392	98,515

	Total	6,046	7,285	108,365	5,378	1,812	3,410	132,296

Liabilities	Trade accounts payable	—	789	17,917	—	—	—	18,706
	Customer advances	—	—	19,840	602	600	597	21,639
	Short and long-term debt	—	—	258,806	8,023	(219)	(219)	266,391
	Salaries and social security payable	—	—	2,834	—	—	—	2,834
	Taxes payable	—	—	8,204	73	5,482	1,211	14,970
	Other liabilities	1,327	5,685	40,622	16,270	1,320	942	66,166
	Allowances	—	257	—	—	—	—	257

	Total	1,327	6,731	348,223	24,968	7,183	2,531	390,963

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	06.30.2011	09.30.2011	12.31.2011	03.31.2012	06.30.2012	09.30.2012	12.31.2012	03.31.2013
Receivables	Accounts receivable, net	—	247	26	26	27	28	1,308	18	—
	Other receivables and prepaid expenses	25,405	218	206	202	196	75	72	60	55

	Total	25,405	465	232	228	223	103	1,380	78	55

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—
	Customer advances	—	598	598	598	8	2	—	—	—
	Short and long-term debts	—	25,809	(219)	(219)	(219)	25,809	(219)	(219)	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	43,272	1,273	76	71	61	62	63	62	63
	Other liabilities	8	3,174	540	17,335	—	—	—	—	—

	Total	43,280	30,854	995	17,785	(150)	25,873	(156)	(157)	(156)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)							Total
		06.30.2013	09.30.2013	12.31.2013	03.31.2014	03.31.2015	03.31.2016	03.31.2017
Receivables	Accounts receivable, net	—	—	—	—	—	—	—	1,680
	Other receivables and prepaid expenses	36,801	55	13,474	53	140	256	—	77,268

	Total	36,801	55	13,474	53	140	256	—	78,948

Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	1,804
	Short and long-term debts	25,809	(219)	(219)	(219)	(876)	—	580,029	654,609
	Salaries and social security payable	—	—	—	—	—	—	—	—
	Taxes payable	65	65	65	66	103	—	—	45,367
	Other liabilities	—	—	—	—	4,663	—	115	25,835

	Total	25,874	(154)	(154)	(153)	3,890	—	580,144	727,615

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	20,609	13,172	33,781	—	1,680	1,680	20,608	14,853	35,461
	Other receivables and prepaid expenses	25,080	73,435	98,515	77,268	—	77,268	102,348	73,435	175,783

	Total	45,689	86,607	132,296	77,268	1,680	78,948	122,956	88,288	211,244

Liabilities	Trade accounts payable	15,605	3,101	18,706	—	—	—	15,606	3,100	18,706
	Customer advances	5,314	16,325	21,639	1,804	—	1,804	7,118	16,325	23,443
	Short and long-term debt	226,852	39,539	266,391	(5,175)	659,784	654,609	221,676	699,324	921,000
	Salaries and social security payable	2,834	—	2,834	—	—	—	2,834	—	2,834
	Taxes payable	14,970	—	14,970	45,367	—	45,367	60,337	—	60,337
	Other liabilities	27,377	38,789	66,166	319	25,516	25,835	27,696	64,305	92,001
	Allowances	257	—	257	—	—	—	257	—	257

	Total	293,209	97,754	390,963	42,315	685,300	727,615	335,524	783,054	1,118,578

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	33,781	—	33,781	1,680	—	1,680	35,461	—	35,461
	Other receivables and prepaid expenses	98,515	—	98,515	77,268	—	77,268	175,783	—	175,783

	Total	132,296	—	132,296	78,948	—	78,948	211,244	—	211,244

Liabilities	Trade accounts payable	18,706	—	18,706	—	—	—	18,706	—	18,706
	Customer advances	21,639	—	21,639	1,804	—	1,804	23,443	—	23,443
	Short and long-term debt	266,391	—	266,391	654,609	—	654,609	921,000	—	921,000
	Salaries and social security payable	2,834	—	2,834	—	—	—	2,834	—	2,834
	Taxes payable	14,970	—	14,970	45,367	—	45,367	60,337	—	60,337
	Other liabilities	66,166	—	66,166	25,835	—	25,835	92,001	—	92,001
	Allowances	257	—	257	—	—	—	257	—	257

	Total	390,963	—	390,963	727,615	—	727,615	1,118,578	—	1,118,578

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	540	—	33,241	33,781	—	—	1,680	1,680	540	—	34,921	35,461
	Other receivables and prepaid expenses	31,791	2,450	64,274	98,515	28,879	11,450	36,939	77,268	60,670	13,900	101,213	175,783

	Total	32,331	2,450	97,515	132,296	28,879	11,450	38,619	78,948	61,210	13,900	136,134	211,244

Liabilities	Trade accounts payable	—	—	18,706	18,706	—	—	—	—	—	—	18,706	18,706
	Customer advances	—	—	21,639	21,639	—	—	1,804	1,804	—	—	23,443	23,443
	Short and long-term debt	26,028	—	240,363	266,391	659,784	—	(5,175)	654,609	685,812	—	235,188	921,000
	Salary and social security charges	—	—	2,834	2,834	—	—	—	—	—	—	2,834	2,834
	Taxes payable	349	—	14,621	14,970	1,008	—	44,359	45,367	1,357	—	58,980	60,337
	Other liabilities	—	35,088	31,078	66,166	4,500	17,110	4,225	25,835	4,500	52,198	35,303	92,001
	Allowances	—	—	257	257	—	—	—	—	—	—	257	257

	Total	26,377	35,088	329,498	390,963	665,292	17,110	45,213	727,615	691,669	52,198	374,711	1,118,578

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (See Note 12).

6.	See Note 12.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.k to the Unaudited Financial Statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Financial Statements.

13.	Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIOS REPUBLICA	70,278	220,952	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	151,152	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	161,613	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	65,517	All operational risk with additional coverage and minor risks
LIBERTADOR 498	25,717	14,799	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	20,635	3,167	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	38,633	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	11,049	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	4,736	19,258	All operational risk with additional coverage and minor risks
DIQUE IV	4,736	65,194	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,547	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,962	All operational risk with additional coverage and minor risks
LIBERTADOR 602	681	2,559	All operational risk with additional coverage and minor risks
MADERO 1020	863	223	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	159	224	All operational risk with additional coverage and minor risks
CONSTITUCION 1159	79	5,173	All operational risk with additional coverage and minor risks
CONSTITUCION 1111	79	908	All operational risk with additional coverage and minor risks
SARMIENTO 517	27	337	All operational risk with additional coverage and minor risks

SUBTOTAL	323,711	773,267

SINGLE POLICY	15,000		Third party liability

(1)	The insured amounts are in thousands of U.S. dollars and they are expressed at official buying exchange rate as of March 31, 2010, in accordance with Banco Nación record.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

In our opinion, the above-described insurance policies cover current risks adequately.

14.	None.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 13.b. and 17 to the Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, May 11, 2010.

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006
Current Assets	1,045,316	675,042	1,041,977	790,776	466,155
Non-Current Assets	4,418,819	3,844,015	3,156,877	2,886,962	2,165,899

Total	5,464,135	4,519,057	4,198,854	3,677,738	2,632,054

Current Liabilities	1,165,838	804,293	562,859	746,180	371,735
Non-Current Liabilities	1,404,499	1,433,682	1,271,017	881,236	473,648

Subtotal	2,570,337	2,237,975	1,833,876	1,627,416	845,383

Minority interest	529,190	448,114	472,796	416,938	445,903

Shareholders’ Equity	2,364,608	1,832,968	1,892,182	1,633,384	1,340,768

Total	5,464,135	4,519,057	4,198,854	3,677,738	2,632,054

3.	Consolidated result structure as compared with the same period for the four previous years,

	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006
Operating income	393,135	139,216	223,662	159,759	122,260
Amortization of negative goodwill	1,239	1,513	1,126	(566)	(827)
Financial results, net	(69,019)	(207,328)	(74,048)	23,564	(42,703)
Gain (Loss) in equity investments	146,103	(62,859)	(16,523)	25,355	37,193
Other expenses, net	(10,966)	(7,965)	(3,579)	(8,930)	(5,999)

Net gain (loss) before taxes	460,492	(137,423)	130,638	199,182	109,924
Income tax/ MPIT	(111,915)	1,875	(76,837)	(56,693)	(49,749)
Minority interest	(48,844)	29,371	(30,922)	(28,639)	(19,270)

Net income (loss) for the period	299,733	(106,177)	22,879	113,850	40,905

Business Overview (continued)

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
Real Estate	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	—	63
Torre Renoir	142	48,768	—	—	—
Torre Renoir II	—	—	56,591	—	—
Edificios Cruceros	—	—	1,262	8,383	4,246
Alcorta Plaza	—	—	—	—	22,969
Minetti D	—	—	47	—	—
Barrio Chico (San Martín de Tours)	—	2,042	2,359	4,109	—
Torres Jardín	—	513	502	—	—
Torres de Abasto	—	319	295	—	—
Others	—	452	—	—	—

Residential Communities
Abril / Baldovinos	5,067	6,136	1,756	1,124	3,620
Villa Celina I, II and III	—	76	—	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	—	—	52	83	—
Terreno Rosario	—	7,644	3,428	—	—
Aguero 596	—	1,046	—	—	—

Other
Alsina 934	—	—	—	—	1,833
Edificios Costeros	68,580	—	—	—	—
Bouchard 551	—	—	108,423	—	—
Dock del Plata	34,492	15,312	—	—	—
Dique III	—	—	—	26,206	—
Madero 940	—	6,137	—	—	—
Torre BankBoston	—	6,850	—	—	—
Madero 1020	71	271	476	—	—
Libertador 498	46,608	36,350	—	—	—
Locales Crucero I	—	2,006	—	—	—
Others	172	3,178	—	108	33

	155,132	137,100	175,193	40,013	32,764

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	March 31, 2010		March 31, 2009		March 31, 2008		March 31, 2007		March 31, 2006
Liquidity ratio
Current Assets	1,045,316	=0.90	675,042	=0.84	1,041,977	=1.85	790,776	=1.06	466,155	=1.25

Current Liabilities	1,165,838		804,293		562,859		746,180		371,735

Indebtedness ratio
Total liabilities	2,570,337	=1.09	2,237,975	=1.22	1,833,876	=0.97	1,627,416	=1.00	845,383	=0.63

Shareholders’ Equity	2,364,608		1,832,968		1,892,182		1,633,384		1,340,768

Solvency
Shareholders’ Equity	2,364,608	=0.92	1,832,968	=0.82	1,892,182	=1.03	1,633,384	=1.00	1,340,768	=1.59

Total liabilities	2,570,337		2,237,975		1,833,876		1,627,416		845,383

Immobilized Capital
Non-Current Assets	4,418,819	=0.81	3,844,015	=0.85	3,156,877	=0.75	2,886,962	=0.78	2,165,899	=0.82

Total Assets	5,464,135		4,519,057		4,198,854		3,677,738		2,622,731

6.	Brief comment on the outlook for the coming year.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

SUMMARY AS OF MARCH 31, 2010

IRSA Inversiones y Representaciones Sociedad Anónima announces its First Nine Months of fiscal year 2010 results:

Buenos Aires, May 12, 2010 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces the results of its operations for the nine-month period ended on March 31, 2010.

HIGHLIGHTS

In Millions of Ps.	IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Revenues	295.5	290.6	1.7%	952.1	832.0	14.4%
Operating Income	101.3	90.3	12.2%	393.1	139.2	182.4%
Depreciation and Amortization	39.8	32.7	21.9%	120.6	99.4	21.3%
EBITDA[1]	141.1	123.0	14.7%	513.7	238.6	115.3%
Net Income	35.4	-7.2		299.7	-106.2

•	Revenues for the first nine months of fiscal year 2010 rose by 14.4%, driven by a 32.2% increase in revenues in Shopping Centers.

•

The strong increase in Operating Income for the first nine months of fiscal year 2010 (+182.4%) is explained by a 29.9% improvement in Gross Profit, a 6.8% reduction in Marketing and Administrative Expenses, and Income from Trusts of Ps. 34.8 million (vs. Ps. –49.0 million for the first nine months of fiscal year 2009).

•

Net Income for the first nine months of fiscal year 2010 was Ps. 405.9 million higher than for the first nine months of fiscal year 2009, due to several factors, including an increase in Operating Income of Ps. 253.9 million and an increase of approximately Ps. 200 million in equity investees.

•

The increase in Revenues for the third quarter of fiscal year 2010 vs. the third quarter of fiscal year 2009 was tempered by lower revenues recognized in the Sales and Developments segment (lower number of office buildings sold during the last quarter).

•	Net Income for the third quarter of fiscal year 2010 was Ps. 35.4 million, compared to a net loss of Ps. 7.2 million in the third quarter of fiscal year 2009.

[1]

EBITDA represents operating income plus depreciation and amortization (included in operating income) less gains from operations and holding of real assets, net. Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. Your should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Highlights for the first nine months of fiscal year 2010, including references to significant situations occurred after the end of the period.

I.	Offices and Other Non-Shopping Center Rental Properties

During the last months of calendar year 2009, there was an upward trend in the office leasing market in the City of Buenos Aires. This market, in which IRSA holds a major position, has shown a slow decrease in lease prices along with an increase in vacancy levels since the end of 2008, mainly as a result of two factors: on one hand, supply rose in 2009, increasing the stock of leasable square meters in the downtown area of Buenos Aires and the northern region of Greater Buenos Aires, and on the other, demand was affected by the 2009 international economic crisis. By year end, the market started to show slight signs of recovery, resulting in vacancy levels of 5.8% and average prices of US$ 29.2 per square meter for the A+ building segment, according to Colliers International’s “Annual Real Estate Report. Buenos Aires, 2009/2010”.

Offices and Other Non-Shopping Center Rental Properties

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	37.9	37.6	0.8%	116.9	108.4	7.8%
	Operating income	19.7	18.9	4.4%	58.7	56.0	4.9%
	Depreciation and Amortization	6.1	3.7	63.8%	18.2	18.6	-2.6%
	EBITDA	25.8	22.6	14.2%	76.9	74.6	3.0%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Office Portfolio	Leasable Area[2] (sqm)	141,724	142,964	152,270	156,000	156,938	161,502
	Occupancy[3] (GLA)	90.9%	89.6%	90.7%	91.2%	94.1%	92.8%
	Monthly Revenues[4] (Ps./sqm leased)	93.3	91.4	95.0	93.0	87.3	78.4

•	The growth in revenues and EBITDA lessened as a result of the smaller amount of leasable properties resulting from sales of non-strategic assets made in fiscal year 2010.

•

During the third quarter of fiscal year 2010 IRSA continued to improve its portfolio mix by selling non-strategic office properties at attractive prices. 1,240 square meters of leasable office space have been disposed of in Edificio Av. Libertador 498 for US$ 4.3 million.

•

During the second quarter of fiscal year 2010, IRSA agreed to purchase a plot of land of 3,650 square meters in CATALINAS NORTE, a premium office district in the City of Buenos Aires, which may be used to develop an A+ office building.

[2]	At period end
[3]	At period end
[4]	Considering contracts in effect, occupancy and leasable meters at the closing of each period.

Below is information relating to our office properties as of March 31, 2010.

Offices and Non-Shopping Center Other Rental Properties

	Date of Acquisition	Leasable Area sqm	Occupancy rate	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book Value Ps./000 (5)
			Mar-09			2010	2009	2008
Offices
Edificio República	28/04/08	19,884	80%	100%	1,700	15,718	11,972	N/A	220,952
Torre Bankboston	27/08/07	14,873	100%	100%	1,667	16,486	14,227	9,005	155,871
Bouchard 551	15/03/07	23,378	100%	100%	1,950	16,788	14,742	11,496	151,152
Intercontinental Plaza	18/11/97	22,535	100%	100%	1,914	16,210	12,003	8,808	83,411
Dique IV, Juana Manso 295 (10)	02/12/97	11,298	92%	100%	1,196	10,404	—	—	65,194
Bouchard 710	01/06/05	15,014	72%	100%	1,101	10,781	12,666	9,324	65,517
Maipú 1300	28/09/95	10,280	95%	100%	959	8,510	7,025	6,023	38,633
Libertador 498	20/12/95	3,714	100%	100%	464	5,567	7,234	6,173	14,799
Costeros Dique IV	29/08/01	5,437	86%	100%	436	3,852	3,841	3,325	19,258
Edificios Costeros	20/03/97	—	N/A	100%	—	1,384	3,218	2,888	—
Suipacha 652/64	22/11/91	11,453	95%	100%	535	3,579	2,713	1,805	11,049
Dock Del Plata	15/11/06	809		100%	—	1,353	4,986	5,295	3,167
Madero 1020	21/12/95	101	100%	100%	3	23	25	73	223
Laminar Plaza	25/03/99	—	N/A	100%	—	198	4,882	4,034	—
Reconquista 823/41	12/11/93	—	N/A	100%	—	44	1,898	1,679	—
Other Offices (6)	N/A	2,948	66%	N/A	89	1,507	925	1,017	7,667

Subtotal Offices		141,724	91%	N/A	12,014	112,404	102,357	70,945	836,893

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	191	138	3,442
Museo Renault	12/06/07	1,275	100%	100%	30	267	267	114	4,808
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	86	757	455	455	12,496
Thames	11/01/97	33,191	—	100%	—	175	714	623	3,898
Other Properties (8)	N/A	2,072	100%	N/A	6	70	2,225	213	5,719

Subtotal Other Properties		96,950	65%	N/A	122	1,270	3,852	1,543	30,363

Management Fees (11)		N/A	N/A	N/A		3,200	2,218	1,004	N/A

TOTAL OFFICES AND OTHER LEASE PROPERTIES (9)		238,674	81%	N/A	12,136	116,874	108,427	73,492	867,256

(1)	Total leasable area for each property as of 03/31/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area as of 03/31/10.
(3)	Agreements in force as of 03/31/10 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Abril Stores (fully assigned) and Casona de Abril.
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold).
(9)	Corresponds to the “Offices and Other Non-Shopping Center Rental Properties” business segment mentioned in Note 4 to the Unaudited Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

II.	Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

After an atypical start to 2009 characterized by a smaller inflow of foreign tourists due to the international crisis and the H1N1 virus outbreak (which had affected the pace in the growth of sales during the third and fourth quarters of fiscal year 2009) the shopping center industry experienced a significant rebound during the first nine months of fiscal year 2010. Sales in the summer months grew notably as a result of the recovery in domestic consumption and an inflow of tourists, mainly from Brazil and Chile.

Prospects in this segment for the rest of 2010 are promising, in line with an upsurge in consumption and economic activities.

The following information relates to data extracted from the financial statements of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we have a 63.35% interest as of March 31, 20105.

Shopping Centers

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	122.8	88.3	39.0%	375.0	283.6	32.2%
	Operating income	59.6	43.8	36.2%	198.9	146.4	35.9%
	Depreciation and Amortization	27.8	21.6	29.1%	84.5	62.4	35.4%
	EBITDA	87.5	65.3	33.9%	283.4	208.8	35.7%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Shopping Centers	Leasable area (sqm)	286,286	289,410	286,581	287,542	276,256	276,249
	Tenants’ sales (Ps. Million, 12-month cumulative)	5,229	4,807	4,400	4,194	4,055	4,039
	Tenants’ sales in the same Shopping Centers (Ps. Million, 12-month cumulative)	4,592	4,340	4,141	4,095	4,055	4,039
	Occupancy (GLA)	98.0%	98.0%	97.9%	98.5%	98.9%	98.4%

•	Cumulative tenants’ sales for the nine months of fiscal year 2010 totaled Ps. 4,068.3 million, a 34.4% increase compared to the same period of the previous year.

•

During the three months ended March 31, 2010, shopping center tenants’ sales reached Ps. 1,253.4 million (a 51% increase compared to the same period of the previous year). In the same shopping centers, such sales amounted to a cumulative figure of Ps. 1,083.6 million, compared to the same quarter of the previous year (an increase of 30%).

•

Sales for January, February and March 2010 increased 46%, 52% and 54%, respectively, as compared to the same months of 2009. In terms of shopping centers, such sales increased 25%, 32% and 33%, respectively, for each of such periods compared to the same shoppings centers for the same periods of 2009.

•	The EBITDA/Sales margin for the nine-month period has remained at 75%.

[5]	IRSA holds an option to purchase the equity interest and Convertible notes held by Parque Arauco.

Shopping Centers

	Date of Acquisition	Leasable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of March 31 $/000 (4)			Book Value ($ 000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	11/97	18,629	100.0%	100.0%	70,881	61,681	50,233	140,366
Abasto Shopping (7)	07/94	37,603	100.0%	99.6%	65,384	58,460	51,642	165,640
Alto Avellaneda	11/97	36,579	100.0%	95.7%	42,552	34,582	28,625	75,855
Paseo Alcorta	06/97	14,390	100.0%	98.4%	31,584	29,412	27,159	71,192
Patio Bullrich	10/98	11,736	100.0%	100.0%	27,160	23,450	21,135	91,597
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	9,986	7,786	6,685	21,985
Buenos Aires Design	11/97	13,786	53.7%	99.6%	10,951	9,803	8,921	9,434
Alto Rosario Shopping (7)	11/04	28,650	100.0%	97.1%	22,055	17,170	14,470	77,744
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.3%	18,916	19,147	17,557	81,300
Fibesa and Others (8)	—	N/A	100.0%	N/A	18,102	13,769	17,799	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	12,332
D (10)	05/09	49,750	80.0%	100.0%	47,928	—	—	585,438
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.0%	9,473	8,331	7,817	66,636

TOTAL SHOPPING CENTERS		286.286	N/A	98.0%	374.972	283,591	252,043	1,399,519

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leasable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business segment. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business segment mentioned in Note 4 to the Unaudited Consolidated Financial Statements; includes revenues from “Credit Card” (Tarshop).-

Development of new commercial area in Palermo. This project, currently in development, is expected to begin in the next months. The project includes, in principle, the development of retail stores, including green areas and a restaurant hub, over a total buildable area of approximately 24,000 square meters.

“Soleil Factory” Shopping Center. The process for transferring this shopping center’s goodwill has already started. Upon its completion, possession of part of the building will be delivered. We expect the transaction to be completed in the next months in order for APSA to be able to include this new shopping center into its portfolio.

Alto Palermo’s Purchase Option. On January 14, 2010 IRSA announced the acquisition of an option to purchase the entire direct and indirect equity interest held by Parque Arauco S.A. in Alto Palermo S.A., which totals 29.6% of the current shareholding interest and Parque Arauco’s holding of US$ 15.5 million face value of APSA 2014 Convertible Bonds. IRSA paid 6 million dollars for the option, which has been considered an advance payment of the final amount, fixed by both parties at US$ 126 million. The option may be exercised until August 31, 2010, extendable to November 30 of this year.

The company believes that once the transaction is consummated, not only it will be an excellent business opportunity but it will also result in the consolidation of our position in the Argentine shopping center market, placing us at the forefront of this industry.

Consumer Finance Segment – Tarshop S.A. Subsidiary

Consumer Finance

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	70.3	52.1	34.8%	182.0	175.7	3.6%
	Operating result	14.0	-9.4	—	32.3	-120.2	—
	Depreciation and Amortization Depreciation and Amortization	2.1	1.5	38.5%	5.0	4.3	16.7%
	EBITDA	16.1	-7.9	—	37.3	-115.9	—

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Consumer Finance	Loan Origination (Millions of Ps.)	278.9	293.2	257.8	245.3	219.6	236.4
	Credit Portfolio (Millions of Ps.)	531.0	529.7	530.2	580.2	624.7	723.2
	3 to 6 Months’ delinquency (portfolio %)	3.6%	3.9%	4.2%	6.3%	7.8%	9.4%

•	Consolidation of the recovery of Tarshop S.A.’s operations as a result of the actions taken by management, improved capitalization and stabilization in the local financial markets.

•

On December 29, 2009, APSA executed a stock purchase agreement with Banco Hipotecario S.A. whereby Banco Hipotecario agreed to acquire 80% of Tarshop S.A.’s interest held by APSA for US$ 26.8 million. The transaction is subject to the occurrence of certain events, including the grant of the Argentine Central Bank’s consent, in compliance with the applicable laws.

III.	Sales and Developments

With respect to the demand of residential properties in the Argentinean real estate market throughout the calendar year 2009, there was a slowdown both in demand and supply. However, such deceleration did not significantly impact prices, as in other countries, since many individuals perceive real estate investments in Argentina as a high quality alternative to preserve their wealth. In addition, the low level of housing financing in Argentina, compared to other countries, has helped sustain the value of residential properties.

Sales and Developments

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	17.7	73.4	-75.9%	155.1	137.1	13.2%
	Operating income	1.8	34.9	-94.7%	94.8	45.2	109.8%
	Depreciation and Amortization	0.1	0.3	-65.8%	0.3	0.6	-46.8%
	EBITDA	1.9	35.2	-94.5%	95.1	45.7	107.9%

•

The lower level of revenues and results in the third quarter of fiscal year 2010, compared to the third quarter of fiscal year 2009, is attributable to lower sales of office buildings (recognized in this segment) made in the third quarter of fiscal year 2010.

•

Horizons Project (CYRSA, partnership between IRSA and Cyrela). Percentage sold is more than 99% of available units and the degree of work progress exceeds 78% as of March 31. Completion and delivery of the sold units is expected to occur during fiscal 2011.

•

Torres Rosario Project (APSA’s barter). A barter between APSA and a third party was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 99% and 25%, respectively. Completion of the project is scheduled for July 2010 and December 2011, respectively. The process of the sale of the condominiums in parcel 2-G has started.

•	El Encuentro Project: The process of sale of the 110 functional units located in this residential community has started. The project is located in the district of Tigre, Province of Buenos Aires.

•

Sale of undeveloped parcels of land in Hudson, Province of Buenos Aires[6]. After the end of the March 31, 2010 period, IRSA agreed to sale a property known as “Pereiraola” for US$ 11.8 million (through the sale of the shares of Pereiraola S.A.I.C.I.F. y A.). The property is located in the district of Hudson, Province of Buenos Aires, and it extends over an area of approximately 130 hectares. We expect to close the transaction in the next few months.

[6]	IRSA agreed the sale of the proprietary company of the land reserve known as “Pereiraola”

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated Real/Cost ($ 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of March 31 of fiscal years (Ps. 000) (6)			Book Value $/000 (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	48,768	—	—
Rosario Plot Barter Receivable (8) (16)	30/04/99	—	4,692	80	63.35%	99.00%	0.00%	—	—	—	—	11,023
Caballito Plots (16)	03/11/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,754
Caballito Plot barter receivable (Cyrsa) (14)	03/11/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Caballito Plot barter receivable (KOAD) (14)	03/11/97	—	6,833	118	100.00%	98.00%	53.59%	—	—	—	—	31,096
Libertador 1703 and 1755 (Horizons) (15)	16/01/07	422,310	59,000	467	50.00%	78.74%	99.15%	—	—	—	—	174,135
Other residential apartments (9)	N/A	231,677	116,513	1,437				366,558	—	3,326	61,057	2,009

Subtotal Residential Apartments		719,236	209,656	2,131				420,498	142	52,094	61,057	245,103

Residential Communities
Abril/Baldovinos (10)	03/01/95	130,955	1,408,905	1273	100.00%	100.00%	99.22%	237,062	5,067	6,136	1,756	1,763
El Encuentro	18/11/97	—	125,889	110	100.00%	100.00%	0.00%	11,830	—	—	—	10,304
Villa Celina I, II y III	26/05/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—

Subtotal Residential Communities		135,697	1,610,764	1,602				262,920	5,067	6,212	1,756	12,067

Undeveloped parcels of land
Puerto Retiro	18/05/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,424
Santa María del Plata	10/07/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,546
Pereiraola	16/12/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta Plots (8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Rosario Plots (8)	30/04/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	16,090
Caballito Mz 35	03/11/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Catalinas Norte	17/12/09	—	3,650	—	100.00%	0.00%	0.00%	—	—	—	—	22,259
Baicom Plot	23/12/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,183
Canteras Natal Crespo	27/07/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	—	—	51	5,707
Berutti Plot (8)	24/06/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,901
Pilar	29/05/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto air space (8)	24/09/97	—	21,406	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	18/07/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot (8)	01/10/98	—	23,791	—	63.35%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	30/06/08	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other undeveloped parcels of land (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	32,193

Subtotal Undeveloped parcels of land			20,844,693	—				85,486	—	8,685	3,479	439,336

Others
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	15/03/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	21/12/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	271	476	—
Della Paolera 265	27/08/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	31/08/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	15/11/06	—	7,133	N/A	100.00%	100.00%	100.00%	76,562	34,492	15,312	—	—
Libertador 498	20/12/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	20/03/97	—	5,271	N/A	100.00%	100.00%	100.00%	68,580	68,580
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Others (12)	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	24,735	172	3,183	—	—

Subtotal Others		—	64,698					592,782	149,923	70,109	108,899	—

TOTAL (13)		854,933	22,729,811	3,733				1,361,686	155,132	137,100	175,191	696,506

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of undeveloped parcels of land the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of March 31, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto through APSA, Abasto Project, through Cyrsa, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Torre Renoir II barter (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold) and Padilla 902 through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra plot, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Sales and Developments” business segment mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at March 31, 2010 is 99% and with parcel “H” is 25%.

IV.	Hotels

There has been an improvement in tourism since the last quarter of 2009. According to data released by the Tourism secretary in its International Tourism Survey (ETI) as of December 2009, the number of tourists arriving in Argentina (accumulated 12-month data) was 14.1% higher than in the same period for the previous year. The adverse effects of the world financial crisis and the H1N1 influenza outbreak have eased, and the hotel tourist industry has been recovering since the end of 2009.

Hotels

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	46.8	39.2	19.6%	123.1	127.1	-3.2%
	Operating Result	6.3	2.2	194.2%	9.5	11.9	-20.1%
	Depreciation and Amortization	3.7	5.6	-34.1	12.6	13.5	-6.7%
	EBITDA	10.1	7.8	29.2%	22.1	25.3	-13.0%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Hotels	Average occupancy[7]	65.4%	61.5%	49.4%	69.8%	73.9%	75.1%
	Average rate per room (Ps./night)[8]	667	667	644	638	646	642

•	The occupancy trend shows a sustained increase in demand for IRSA’s premium hotels. After the 2009 economic crisis, hotel occupancy has started to return to customary figures for comparable assets.

•	An improvement in EBITDA margins has been observed in the quarter ended March 31, 2010 as compared to the same period in 2009.

The following is information about our hotels for the nine-month period ended as of March 31, 2010.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Sales as of March 31 of fiscal year Ps./000			Book value as of 03/31/2010 (Ps.000)
						2010	2009	2008
Intercontinental (3)	01/11/97	76.34%	309	65.7%	617	46,483	45,442	41,165	55,306
Sheraton Libertador (4)	01/03/98	80.00%	200	80.8%	456	26,563	28,777	25,181	41,624
Llao Llao (5)	01/06/97	50.00%	201	49.9%	1,144	50,054	52,920	48,732	80,515
Terrenos Bariloche (5)	01/12/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.4%	667	123,100	127,139	115,078	199,345

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine-month period.
3)	Through Nuevas Fronteras S.A. (subsidiary of IRSA).-
4)	Through Hoteles Argentinos S.A.-
5)	Through Llao Llao Resorts S.A.-

[7]	12-month cumulative
[8]	12-month cumulative

V.	Investments in Other Companies

Interest in Hersha Hospitality Trust

•

In January 2010, Hersha Hospitality Trust launched a stock capital offering in which IRSA and its subsidiaries subscribed for 4,789,917 common shares for a total amount of approximately US$ 14.4 million, at US$ 3.0 per share.

•

In March 2010, Hersha started a new stock capital issue process in which IRSA and its subsidiaries subscribed for 3,864,000 shares for a total amount of approximately US$ 16.4 million, equivalent to US$ 4.25 per share.

•

In this way, as of March 31, 2010, IRSA and its subsidiaries held 15,173,823 shares in Hersha Hospitality Trust and an option to purchase 5,700,000 common shares, reaching a stake of 11.06%. Together with its affiliates IRSA stakes reached 11.31%.

Interest in Banco Hipotecario S.A.

As of March 31, 2010, IRSA and its subsidiaries held an interest of 27.98%, excluding treasury shares, in the stock capital of Banco Hipotecario, which entitled them to 43.67% of the total voting capital at shareholders’ meetings.

VI.	Financial and other transactions

Consolidated Financial Debt. As of March 31, 2010, the composition of IRSA’s financial debt was as follows:

Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
HASA[2]	US$	4.9	6.38%	Apr-10
Seller Notes3 4		4.2		Aug-10
Edificio República		26.8	12.00%	Apr-13
IRSA Notes (Internactonal)		150.0	8.50%	Feb-17
Short Term Debt	Ps.	59.3	Float	<180 days
Other Debt in Pesos		19.6		May-10

Total IRSA’s Debt		264.7

APSA’s Debt

Series IV Notes (Local)	US$	6.6	6.75%	May-11
Arcos del Gourmet		3.6		Until Nov-11
Convertible Notes[5]		47.2	10.00%	Jul-2014
Series I Notes (International)[6]		120.0	7.88%	May-17
Short Term Debt[7]	Ps.	25.6	Variable	<180 days
Series III Notes (Local)[8]		14.4	Badlar + 300 bps	May-11
Series II Notes (International)[9]		34.0	11.00%	Jun-12

Total APSA’s Debt		251.4

Total Consolidated Debt		516.1

(1)	Stated in millions of US$, at the exchange rate of 3.878 AR$ = 1 US$
(2)	Hoteles Argentinos S.A.
(3)	Acquisition of shares in Banco Hipotecario S.A.
(4)	It corresponds to the subsidiary Tyrus S.A.
(5)	As of March 31, 2010, IRSA held a face value of US$ 31.7 million.
(6)	As of March 31, 2010 IRSA held a face value of US$ 39.6 million and APSA had repurchased a face value of US$ 5.0 million.
(7)	Including Tarshop’s debt of AR$ 69.2 million
(8)	As of March 31, 2010, our subsidiary Emprendimientos Recoleta S.A. held a face value of AR$ 12.0 million.
(9)	As of March 31, 2010, IRSA held a face value US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.

Progress in the accomplishment of the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved the specific implementation plan for the application of IFRS.

VIII.	Brief comment on prospects for the next quarter

Our business segments have shown robust and sound performance. The quality of IRSA’s asset portfolio, as shown by its high occupancy levels, has allowed us to capitalize on the effects of the economic recovery and resume a strong pattern of revenues and results.

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The pace of sales in the shopping centers has shown a sound recovery during the third quarter of fiscal year 2010, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working to improve the services we offer to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. In this sense, we expect to expand our portfolio in the next few months by adding Soleil to our portfolio and launching a new project in Palermo (through our subsidiary Arcos Gourmet S.A.).

With respect to the Consumer Finance business, the first nine months of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. By the end of the third quarter, operating data in this segment have shown signs of stabilization. However, we will continue to work with the aim of optimizing operating and financial performance in this segment, and in pursuit of this goal we aspire to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will benefit Tarshop with an operating and financial performance capacity commensurate with its future business needs.

As concerns the Office and Non-Shopping Center Rental Properties segment, lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires. To face this, we have a unique premium portfolio in downtown Buenos Aires that has sparked interest among top-quality lessees in the market. We will continue working towards maintaining high occupancy levels and optimizing our portfolio mix.

Regarding the Sales and Development segment, we will make progress in the development schedule of the Horizons project through our subsidiary Cyrsa, where we have already started to recognize revenues and the degree of work progress is above 78%. We believe that our alliance with Cyrela in this company is an excellent opportunity to develop additional successful projects

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2010 and 2009 and the supplementary notes 1 to 21 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at March 31, 2010, and the consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2010 and 2009, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report on September 8, 2009, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2009.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at March 31, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 152.6 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2010.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: May 21, 2010.